Inditex S.A

Edificio Inditex
Avda de Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com


SEC MAIL PROCESSING
RECEIVED
SEP 2 9 2004
WASH. D.C. SECTION
202


INDITEX

RECEIPT COPY

FILE N° 82-5185


04045200

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

24 September 2004 SUPPL

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE N° 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Commission *(Comisión Nacional del Mercado de Valores)*:

- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the convening of the General Shareholders Meeting to be held on 16 July 2004 on first call, or on 17 July 2004 on second call, if necessary.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the resolutions taken by the General Meeting of Shareholders held on 16 July 2004.
- Press release related to the resolutions taken by the General Meeting of Shareholders held on 16 July 2004.
- Presentation regarding the General Meeting of Shareholders held on 16 July 2004.
- First half results for fiscal year 2004 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first half results.
- Press release related to first half results for fiscal year 2004 filed with the CNMV.
- Presentation regarding the consolidated results for first half of fiscal year 2004 filed with the CNMV.

dlw 9/30



Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Sincerely yours,

Jaime Carro Merchán
General Counsel's Office

Enclosures

COMUNICACIÓN DE HECHO RELEVANTE

Industria de Diseño Textil, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.), en su reunión del día 10 de junio de 2004, ha adoptado, entre otros, el acuerdo de convocar Junta General Ordinaria de Accionistas, que se celebrará en su sede social, en Avenida de la Diputación, Edificio Inditex, Arteixo (A Coruña), España, el día 16 de julio de 2004 a las 12:00 horas, en primera convocatoria, y en el mismo lugar y a la misma hora del día siguiente, 17 de julio de 2004, si necesario fuere, en segunda convocatoria, con el siguiente:

ORDEN DEL DÍA

Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2003, finalizado el 31 de enero de 2004, así como de la gestión social.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Tercero.- Dimisión de consejero. Reelección de miembros del Consejo de Administración.

Cuarto.- Propuesta de modificación de los Estatutos Sociales: artículos 6 (Acciones sin voto. Acciones privilegiadas. Acciones rescatables), 8 (Representación de las acciones), 10 (Aumento y disminución de capital y emisión de obligaciones u otros valores que reconozcan una deuda), 12 (Derecho de suscripción preferente), 14 (Gobierno, administración y representación de la Sociedad), 17 (Convocatoria. Juntas Universales), 18 (Asistencia a las Juntas. Derecho de voto), 20 (Representación en la Junta General), 22 (Mesa de la Junta. Deliberaciones. Adopción de acuerdos), 24 (Consejo de Administración), 27 (Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos), 28 (Facultades del Consejo), 30 (Comité de Auditoría y Control), 36 (Distribución de dividendos) y 42 (Resolución de conflictos), e introducción de nuevos preceptos estatutarios como artículos 23 (Adopción de acuerdos), 32 (Comisión de Nombramientos y Retribuciones) y 34 (Página web), renumerando los actuales artículos 23 a 42 como nuevos artículos 24 a 45.

Quinto.- Propuesta de modificación del Reglamento de la Junta General.

Sexto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Séptimo.- Otorgamiento de facultades para ejecución de acuerdos.

Octavo.- Información a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración.

Intervención de Notario en la Junta

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con el artículo 101 del Reglamento del Registro Mercantil.

Asistencia

Podrán asistir a la Junta General convocada los accionistas a cuyo nombre estén inscritas cincuenta o más acciones de la sociedad y reúnan los demás requisitos exigidos por los Estatutos y el Reglamento de la Junta General. Los poseedores de menos de cincuenta acciones podrán agruparlas hasta reunir tal número, a fin de que asista uno de ellos, o conferir su representación a otro accionista con derecho de asistencia.

Para ejercitar su derecho de asistencia, el accionista deberá estar previamente legitimado mediante la correspondiente tarjeta de asistencia nominativa, en la que se indicará el número de acciones de su titularidad, así como el número de votos que puede emitir. La tarjeta será emitida por la entidad participante en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) que en cada caso corresponda, a favor de los titulares de acciones que acrediten tenerlas inscritas en dicho registro con al menos 5 días de antelación a aquél en que haya de celebrarse la Junta.

Este derecho de asistencia es delegable, con arreglo a lo establecido sobre esta materia en los Estatutos Sociales, en el Reglamento de la Junta General y en la Ley de Sociedades Anónimas.

Documentación a disposición de los accionistas y derecho de información

De acuerdo con lo previsto en la Ley de Sociedades Anónimas, los accionistas tendrán derecho a examinar en el domicilio social, consultar en la página web de la Sociedad y solicitar la entrega o el envío gratuito de la siguiente documentación:

1.- El texto íntegro de la propuesta de acuerdos correspondientes a los puntos del Orden del Día, con excepción del punto octavo, respecto del cual no se propone acuerdo alguno dado su carácter meramente informativo.

2.- Las Cuentas Anuales y el Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su Grupo Consolidado, correspondientes al ejercicio 2003, así como los respectivos informes de Auditoría.

3.- El preceptivo informe de administradores relativo al punto cuarto del Orden del Día, que incluye el texto de las propuestas de modificación de los Estatutos sociales.

4.- El texto íntegro de la propuesta de modificación del Reglamento de la Junta General.

5.- El texto del Reglamento del Consejo de Administración a que se refiere el punto octavo del Orden del Día, en la redacción aprobada por el Consejo de Administración en su sesión de 10 de junio de 2004.

6.- El Informe anual sobre Gobierno Corporativo y el Triple Informe (Financiero, Social y Medioambiental) aprobados por el Consejo de Administración en su reunión de 10 de junio de 2004.

De conformidad con lo establecido en el artículo 112.1 de la Ley de Sociedades Anónimas, hasta el séptimo día anterior al previsto para la celebración de la Junta General, los accionistas podrán solicitar al Consejo de Administración las informaciones o aclaraciones que estimen precisas o formular por escrito las preguntas que estimen pertinentes, acerca de los asuntos comprendidos en el Orden del Día. Asimismo, podrán solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado por la Sociedad a la Comisión Nacional del Mercado de Valores desde el 18 de julio de 2003, fecha de celebración de la última Junta General. A estos efectos, los accionistas podrán dirigirse a la Oficina del Accionista (teléfono: 901 120 101, fax: 981 185 365 y dirección de correo electrónico: accionistas@inditex.com).

Celebración de la Junta en primera convocatoria

Se prevé que la celebración de la Junta General tendrá lugar, salvo anuncio en contrario, en primera convocatoria, esto es, el día 16 de julio de 2004, en el lugar y hora indicados. El registro de tarjetas de asistencia comenzará una hora antes de la señalada para la Junta.

En Arteixo (A Coruña), a 24 de junio de 2004

Antonio Abril Abadín
Consejero Secretario General

Industria de Diseño Textil, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE



En el día de hoy se ha celebrado en primera convocatoria la Junta General Ordinaria de Accionistas de Industria de Diseño Textil, S.A. (INDITEX, S.A.), en la localidad de Arteixo (A Coruña), habiendo adoptado los acuerdos que se recogen a continuación:

"**Primero.-** Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2003, finalizado el 31 de enero de 2004, así como de la gestión social.

Aprobar las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y el informe de gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.), así como las Cuentas Anuales y el informe de gestión consolidado del Grupo Inditex, correspondientes al ejercicio 2003 (finalizado el 31 de enero de 2004), formuladas por el Consejo de Administración en su reunión del día 23 de marzo de 2004 y firmadas por todos los consejeros.

Aprobar la gestión del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.) correspondiente al ejercicio 2003.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Aprobar la propuesta de aplicación del resultado positivo del ejercicio social 2003 (finalizado el 31 de enero de 2004), de acuerdo con el Balance antes aprobado, por importe de doscientos setenta y dos millones setecientos treinta y cinco mil euros, a distribuir del siguiente modo:

	MILES DE EUROS
A reservas voluntarias	54.570
A dividendos	218.165
TOTAL	272.735

Se acuerda retribuir las acciones con derecho a dividendo con la cantidad bruta de catorce céntimos de euro por acción en concepto de dividendo ordinario y de veintiún céntimos de euro por acción en concepto de dividendo extraordinario, lo que hace un total de treinta y cinco céntimos de euro por acción. El dividendo será pagadero el día 22 de julio de 2004, a través de las entidades participantes en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) en donde los accionistas tengan depositadas sus acciones.

Tercero.- Dimisión de Consejero. Reelección de miembros del Consejo de Administración.

Tomar conocimiento de la dimisión del consejero ROSP CORUNNA, S.L., presentada mediante carta dirigida por su representante Dña. Rosalía Mera Goyenechea al Presidente

del Consejo de Administración, con fecha 10 de junio de 2004, acordando mantener en diez el número de miembros del Consejo de Administración y dejar sin cubrir la vacante creada por la dimisión del consejero antes citado hasta que, bien el Consejo de Administración, ejercitando sus facultades de cooptación antes del vencimiento del plazo para el que había sido designado el consejero saliente, o bien la Junta General de accionistas, previo informe, en todo caso, de la Comisión de Nombramientos y Retribuciones y en uso de las facultades que legal y estatutariamente tienen atribuidas, designen un nuevo consejero para cubrir la vacante producida.

Aprobar, ante la inminente caducidad de sus respectivos nombramientos y con el informe favorable de la Comisión de Nombramientos y Retribuciones, el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López, cuyas circunstancias personales constan ya en el Registro Mercantil, como vocales del Consejo de Administración por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de la presente Junta General. Presentes los citados consejeros, manifiestan no estar incursos en causa alguna de prohibición o incompatibilidad y aceptan expresamente su reelección por la Junta como miembros del Consejo de Administración de la Sociedad, agradeciendo la confianza en ellos depositada.

Cuarto.- Propuesta de modificación de los Estatutos Sociales: artículos 6 (Acciones sin voto. Acciones privilegiadas. Acciones rescatables), 8 (Representación de las acciones), 10 (Aumento y disminución de capital y emisión de obligaciones u otros valores que reconozcan una deuda), 12 (Derecho de suscripción preferente), 14 (Gobierno, administración y representación de la Sociedad), 17 (Convocatoria. Juntas Universales), 18 (Asistencia a las Juntas. Derecho de voto), 20 (Representación en la Junta General), 22 (Mesa de la Junta. Deliberaciones. Adopción de acuerdos), 24 (Consejo de Administración), 27 (Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos), 28 (Facultades del Consejo), 30 (Comité de Auditoría y Control), 36 (Distribución de dividendos) y 42 (Resolución de conflictos), e introducción de nuevos preceptos estatutarios como artículos 23 (Adopción de acuerdos), 32 (Comisión de Nombramientos y Retribuciones) y 34 (Página web), renumerando los actuales artículos 23 a 42 como nuevos artículos 24 a 45.

1) Modificar los apartados que a continuación se indican de los artículos 6, 8, 10, 12, 14, 17, 20, 22, 24, 27, 28, 30, 36 y 42 de los Estatutos Sociales, que tendrán en lo sucesivo la siguiente redacción, y sin alteración de los restantes apartados de los artículos afectados, que mantendrán su tenor vigente:

a) Artículo 6.- Acciones sin voto. Acciones privilegiadas. Acciones rescatables

1.- La Sociedad podrá emitir acciones sin voto, privilegiadas y rescatables en los términos previstos en la Ley y en los apartados siguientes.

4.- La Junta General podrá acordar la emisión de acciones que sean rescatables a solicitud de la Sociedad, de los titulares de dichas acciones o de ambos, por un importe nominal no superior a la cuarta parte del capital social desembolsado. En el acuerdo de emisión se fijarán las condiciones específicas para el ejercicio del derecho de rescate. Si el citado derecho se atribuyera exclusivamente a la Sociedad, no podrá ejercitarse antes de que transcurran tres años a contar desde la emisión.

Las acciones rescatables deberán ser íntegramente desembolsadas en el momento de la suscripción.

La amortización de las acciones rescatables deberá realizarse con cargo a beneficios o a reservas libres o con el producto de una nueva emisión de acciones acordada por la Junta

General o, en su caso, por el Consejo de Administración en ejercicio de las facultades que le hubieran sido delegadas al efecto por la Junta General de conformidad con lo previsto en la Ley de Sociedades Anónimas, con la finalidad de financiar la operación de amortización. Si se amortizaran estas acciones con cargo a beneficios o reservas libres, la Sociedad deberá constituir una reserva por el importe del valor nominal de las acciones amortizadas. En el caso de que no existieren beneficios o reservas libres en cantidad suficiente ni se emitan acciones nuevas para financiar la operación, la amortización sólo podrá llevarse a cabo con los requisitos establecidos para la reducción de capital mediante devolución de aportaciones.

b) Artículo 8.- Representación de las acciones

2.- La llevanza del registro de anotaciones en cuenta de la Sociedad corresponde a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. y a sus entidades participantes.

c) Artículo 10.- Aumento y disminución de capital y emisión de obligaciones u otros valores que reconozcan una deuda

2.- El aumento de capital podrá efectuarse en parte con cargo a nuevas aportaciones y en parte con cargo a reservas o beneficios.

4.- La Junta General podrá acordar, de conformidad con lo dispuesto en la Ley de Sociedades Anónimas, la reducción de capital para amortizar un determinado grupo de acciones, siempre y cuando dicho grupo esté definido en función de criterios sustantivos, homogéneos y no discriminatorios. En ese caso, será preciso que la medida sea aprobada tanto por la mayoría de las acciones de los accionistas pertenecientes al grupo afectado como por la mayoría de las acciones del resto de los accionistas que permanecen en la Sociedad. El importe a abonar por la Sociedad no podrá ser inferior a la media aritmética de los precios de cierre de las acciones de la Sociedad en el Mercado Continuo de las Bolsas de valores en el trimestre anterior a la fecha de adopción del acuerdo de reducción de capital. La fijación de un importe inferior al anteriormente referido requerirá el consentimiento unánime de los accionistas afectados.

5.- En el caso de reducción de capital por devolución de aportaciones, el pago a los accionistas podrá efectuarse, total o parcialmente, en especie siempre y cuando se cumplan las condiciones previstas en el artículo 39.3 de los presentes Estatutos.

6.- La Sociedad podrá emitir obligaciones u otros valores que reconozcan o creen una deuda, con o sin garantía, con sujeción a los límites y condiciones legalmente establecidos. La Sociedad podrá también prestar su garantía a las emisiones de valores que realicen sus filiales.

d) Artículo 12.- Derecho de suscripción preferente

2.- La Junta General o, en su caso, el Consejo de Administración que decida la ampliación podrá acordar la supresión total o parcial de este derecho de suscripción preferente, respecto de la emisión tanto de nuevas acciones como de obligaciones convertibles, en los casos y con las condiciones previstas en la Ley.

En particular, podrá entenderse que concurren razones de interés social suficientes para justificar la supresión del derecho de suscripción preferente cuando ello sea necesario para facilitar (i) la adquisición de activos -incluidas participaciones en otras sociedades- convenientes para el desarrollo del objeto social; (ii) la colocación de las acciones nuevas en mercados extranjeros; (iii) la captación de recursos mediante el empleo de técnicas de

colocación basadas en la prospección de la demanda aptas para maximizar el tipo de emisión de las acciones; (iv) la incorporación de un socio industrial o tecnológico, y (v), en general, la realización de una operación que resulte conveniente para la Sociedad.

e) Artículo 14.- Gobierno, administración y representación de la Sociedad

2.- La política del Consejo es delegar la gestión de los negocios ordinarios de la Sociedad a favor de los órganos ejecutivos y el equipo de dirección y concentrar su actividad en la función general de supervisión, que comprende orientar la política de la Sociedad; controlar las instancias de gestión; evaluar la gestión de los directivos; adoptar las decisiones más relevantes para la Sociedad, y servir de enlace con los accionistas.

f) Artículo 17.- Convocatoria. Juntas Universales

2.- No obstante lo dispuesto en el apartado anterior, la Junta se entenderá convocada y quedará válidamente constituida para tratar cualquier asunto siempre que esté presente todo el capital social y los asistentes acepten por unanimidad su celebración.

g) Artículo 18.- Asistencia a las Juntas. Derecho de voto

1.- Tendrán derecho de asistencia a la Junta General los titulares de cualquier número de acciones inscritas a su nombre en el registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta, que además mantengan la titularidad de las mismas hasta la celebración de la Junta y se hallen al corriente en el pago de los dividendos pasivos.

2.- Se suprime este apartado.

h) Artículo 20.- Representación en la Junta general

2.- La representación podrá otorgarse mediante correspondencia postal o electrónica, siendo de aplicación en este caso lo previsto en el artículo 23 para la emisión del voto por los citados medios, en la medida en que no sea incompatible con la naturaleza de la representación.

4.- La representación es siempre revocable. La asistencia personal a la Junta del representado, ya sea físicamente o por haber emitido el voto a distancia, tendrá valor de revocación de la representación, sea cual fuere la fecha de ésta.

5.- Salvo indicación del representado, en caso de que el representante esté incurso en un conflicto de interés, se presumirá que el representado ha designado, además, como representantes, solidaria y sucesivamente, al Presidente de la Junta General, y si éste estuviese en situación de conflicto de interés, al Secretario de la Junta General, y si éste estuviese a su vez en situación de conflicto de interés, al Director de Mercado de Capitales de la Sociedad.

6.- En caso de no impartirse instrucciones de voto respecto de las propuestas contenidas en el orden del día, se entenderá que el representante vota a favor de las propuestas presentadas por el órgano de administración. En caso de no impartirse instrucciones de voto respecto de propuestas no contenidas en el orden del día, se entenderá que el representante vota en contra de dichas propuestas.

7.- Cuando el documento en que conste la representación o delegación se entregue a la Sociedad sin que se establezca expresamente el nombre o denominación del representante, se presumirá que el representado ha designado como representantes, solidaria y sucesivamente, al Presidente de la Junta General, y si éste estuviese en situación de conflicto

de interés, al Secretario de la Junta General, y si éste estuviese a su vez en situación de conflicto de interés, al Director de Mercado de Capitales de la Sociedad.

i) Artículo 22.- Mesa de la Junta. Deliberaciones

6.- Se traslada este apartado, con idéntica redacción, al nuevo artículo 23, pasando a constituir el apartado 1 de dicho artículo.

Asimismo, se elimina del título del artículo la expresión "Adopción de acuerdos", que pasa a constituir el título del nuevo artículo 23.

j) Artículo 24.- Consejo de Administración

2.- El Consejo de Administración se regirá por lo establecido en la Ley y en los presentes Estatutos. El Consejo de Administración aprobará un Reglamento que contendrá sus normas de funcionamiento y régimen interno en desarrollo de las previsiones legales y estatutarias. De la aprobación del citado Reglamento del Consejo de Administración y de sus modificaciones posteriores se informará a la Junta General.

4.- El Consejo de Administración, previo informe del Comité de Auditoría y Control, aprobará anualmente un Informe de Gobierno Corporativo de la Sociedad con las menciones legalmente previstas junto con aquéllas que, en su caso, estime convenientes. El Informe de Gobierno Corporativo se aprobará con carácter previo a la publicación del anuncio de convocatoria de la Junta General Ordinaria de la Sociedad y se pondrá a disposición de los accionistas junto con el resto de la documentación de la Junta General.

k) Artículo 27.- Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos

4.- Para adoptar acuerdos será preciso el voto favorable de la mayoría absoluta de los consejeros asistentes a la reunión. En caso de empate decidirá el voto del Presidente. Lo anterior se entiende sin perjuicio de lo dispuesto en el artículo 30.2 de estos Estatutos.

l) Artículo 28.- Facultades del Consejo

2.- Dicha gestión, representación y administración se extenderá a todos los actos comprendidos en el objeto social, incluidos aquellos en los que, según la legislación civil o mercantil o la práctica comercial o bancaria, se exija autorización o mandato expreso.

En todo caso se considerarán incluidos en el objeto social aquellos actos de carácter preparatorio, complementario o accesorio de aquél.

m) Artículo 30.- Comité de Auditoría y Control

1.- El Consejo de Administración creará en su seno un Comité de Auditoría y Control integrado por un mínimo de tres y un máximo de cinco consejeros designados por el propio Consejo, que deberán ser en su totalidad consejeros independientes.

A estos efectos, se entenderá que son independientes los profesionales de reconocido prestigio que no se encuentren vinculados al equipo ejecutivo o a los accionistas significativos y que reúnan condiciones que aseguren su imparcialidad y objetividad de criterio.

n) Artículo 36.- Distribución de dividendos

3.- La Junta General podrá acordar que el dividendo sea satisfecho total o parcialmente en especie, siempre y cuando:

(a) los bienes o valores objeto de distribución sean homogéneos;

(b) estén admitidos a cotización en un mercado oficial -en el momento de la efectividad del acuerdo- o quede debidamente garantizada por la Sociedad la obtención de liquidez en el plazo máximo de un año; y

(c) no se distribuyan por un valor inferior al que tienen en el balance de la Sociedad.

ñ) Artículo 42.- Resolución de conflictos

Para todas las cuestiones litigiosas que puedan suscitarse entre la Sociedad, los administradores y los accionistas o entre los administradores y los accionistas entre sí, por razón de los asuntos sociales, tanto la Sociedad como los administradores y los accionistas, con renuncia a su propio fuero, se someten expresamente al fuero judicial del domicilio social de la Sociedad.

2) Introducir nuevos preceptos estatutarios, como artículos 23, 32 y 34, con la siguiente redacción:

a) Artículo 23.- Adopción de acuerdos

1.- Los acuerdos se adoptarán por mayoría de votos de las acciones presentes o representadas en la Junta, salvo disposición legal o estatutaria en contrario. Las votaciones serán nominativas o secretas según determine la propia Junta. En caso de empate se considerará desestimada la proposición.

2.- Los accionistas con derecho de asistencia y voto podrán emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día por correo o mediante comunicación electrónica una vez que, atendido el estado de la técnica y los medios disponibles, así lo determine el Consejo de Administración de conformidad con lo previsto en el Reglamento de la Junta General, por considerar que existen garantías suficientes de identificación del accionista que ejerce su derecho de voto y de seguridad y autenticidad de su declaración de voluntad.

3.- El voto por correo se emitirá remitiendo a la Sociedad un escrito en el que conste éste, acompañado de la tarjeta de asistencia expedida por la entidad o entidades encargadas de la llevanza del registro de anotaciones en cuenta, debidamente firmada mediante firma autógrafa.

4.- El voto mediante comunicación electrónica se emitirá bajo firma electrónica reconocida u otra clase de garantía que la Sociedad estime idónea para asegurar la autenticidad y la identificación del accionista que ejercita el derecho de voto.

5.- El voto emitido por cualquiera de los medios previstos en los apartados anteriores habrá de recibirse por la Sociedad antes de las veinticuatro (24) horas del segundo día laborable (sin incluir sábados) inmediato anterior al previsto para la celebración de la Junta General. En caso contrario, el voto se tendrá por no emitido. Los votos emitidos de conformidad con las estipulaciones así establecidas serán eficaces, salvo supuestos de caso fortuito o fuerza mayor que impidan la válida recepción o correcta identificación de los mismos.

6.- El Consejo de Administración queda facultado para desarrollar las previsiones anteriores estableciendo las reglas, medios y procedimientos adecuados al estado de la técnica para

instrumentar la emisión del voto y el otorgamiento de la representación por medios electrónicos, ajustándose en su caso a las normas que se dicten al efecto.

7.- En particular, el Consejo de Administración podrá (i) regular la utilización de garantías alternativas a la firma electrónica para la emisión del voto electrónico de acuerdo con lo previsto en el apartado 4 anterior, (ii) reducir el plazo de antelación establecido en el apartado 5 anterior para la recepción por la Sociedad de los votos emitidos por correspondencia postal o electrónica y (iii) establecer otros medios telemáticos o de otra índole adecuados al estado de la técnica para instrumentar la emisión del voto, siempre que se garantice debidamente la identidad del accionista que ejerce su derecho de voto.

En todo caso, el Consejo de Administración adoptará las medidas precisas para evitar posibles duplicidades y asegurar que quien ha emitido el voto a distancia o delegado la representación mediante correspondencia postal o electrónica, está debidamente legitimado para ello con arreglo a lo dispuesto en estos Estatutos Sociales y en el Reglamento de la Junta General.

Las reglas de desarrollo que adopte el Consejo de Administración al amparo de lo dispuesto en el presente apartado se publicarán en la página web de la Sociedad.

8.- Los accionistas con derecho de asistencia y voto que emitan su voto a distancia conforme a lo previsto en el presente artículo serán considerados como presentes a los efectos de la constitución de la Junta General de que se trate. En consecuencia, las delegaciones realizadas con anterioridad se entenderán revocadas y las conferidas con posterioridad se tendrán por no efectuadas.

9.- La asistencia personal a la Junta General del accionista tendrá valor de revocación del voto efectuado mediante correspondencia postal o electrónica. También se entenderá revocado el voto efectuado mediante correspondencia postal o electrónica por la remisión posterior de un voto en sentido distinto.

b) Artículo 32.- Comisión de Nombramientos y Retribuciones

1.- En el seno del Consejo de Administración se constituirá una Comisión de Nombramientos y Retribuciones integrada por un mínimo de tres y un máximo de cinco consejeros, que deberán ser en su totalidad consejeros independientes.

A estos efectos, se entenderá que son consejeros independientes los que reúnan los requisitos a que se refiere el párrafo segundo del artículo 31.1.

2.- El Presidente de la Comisión de Nombramientos y Retribuciones será nombrado por el Consejo de Administración de entre sus miembros.

3.- Sin perjuicio de otros cometidos que le asigne el Consejo, la Comisión de Nombramientos y Retribuciones tendrá, cuando menos, las siguientes responsabilidades básicas:

(a) Informar las propuestas de nombramiento de consejeros previamente a su nombramiento por la Junta General de Accionistas o, en su caso, por el Consejo de Administración por el procedimiento de cooptación.

(b) Informar sobre el nombramiento de los cargos internos (Presidente, Vicepresidente(s), Consejero Delegado, Secretario y Vicesecretario) del Consejo de Administración.

(c) Proponer al Consejo los miembros que deban formar parte de cada una de las Comisiones.

(d) Formular y revisar los criterios que deben seguirse para la selección de los altos directivos de la Sociedad e informar sobre el nombramiento o destitución de los directivos con dependencia inmediata del Consejo de Administración, incluido el Consejero Delegado.

(e) Informar anualmente al Consejo sobre la evaluación de desempeño de la alta dirección de la Sociedad, y especialmente del Consejero Delegado y su remuneración.

(f) Informar los sistemas y la cuantía de las retribuciones anuales de los consejeros y altos directivos y elaborar la información a incluir en la información publica anual sobre la remuneración de los consejeros.

4.- La Comisión de Nombramientos y Retribuciones se reunirá, de ordinario, una vez al año para preparar la información sobre las retribuciones de los consejeros que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual. Asimismo, se reunirá cada vez que el Consejo o su Presidente solicite la emisión de un informe o la adopción de propuestas en el ámbito de sus competencias y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones.

5.- La solicitud de información a la Comisión de Nombramientos y Retribuciones será formulada por el Consejo de Administración o su Presidente. Asimismo, la Comisión deberá considerar las sugerencias que le hagan llegar el Presidente, los miembros del Consejo, los directivos o los accionistas de la Sociedad.

El Consejo de Administración podrá desarrollar y completar en su Reglamento las reglas anteriores, de conformidad con lo previsto en los Estatutos y en la Ley.

c) Artículo 34.- Página web

La Sociedad mantendrá una página web para información de los accionistas en la que se incluirán, cuando menos, los siguientes documentos:

(a) Los Estatutos Sociales.

(b) El Reglamento de la Junta General.

(c) El Reglamento del Consejo de Administración y, en su caso, los reglamentos de las Comisiones del Consejo.

(d) La Memoria anual y el Reglamento Interno de Conducta en materias relativas a los mercados de valores.

(e) El Informe anual de Gobierno Corporativo.

(f) Los documentos relativos a las Juntas Generales ordinarias y extraordinarias, con información sobre el orden del día, las propuestas que realiza el Consejo de Administración, así como cualquier información relevante que puedan precisar los accionistas para emitir su voto.

(g) Información sobre el desarrollo de las Juntas Generales celebradas y, en particular, sobre la composición de la Junta General en el momento de su constitución,

acuerdos adoptados con expresión del número de votos emitidos y el sentido de los mismos en cada una de las propuestas incluidas en el orden del día.

(h) Los cauces de comunicación existentes entre la Sociedad y los accionistas y, en particular, las explicaciones pertinentes para el ejercicio del derecho de información del accionista, con indicación de las direcciones de correo postal y electrónico a las que pueden dirigirse los accionistas.

(i) Los medios y procedimientos para conferir la representación en la Junta General.

(j) Los medios y procedimientos para el ejercicio del voto a distancia, incluidos, en su caso, los formularios para acreditar la asistencia y el ejercicio del voto por medios telemáticos en las Juntas Generales.

(k) Los hechos relevantes comunicados a la Comisión Nacional del Mercado de Valores, en los términos exigidos por la normativa aplicable.

3) Además de la modificación de los artículos citados en el número 1) anterior y debido a la inclusión de los nuevos artículos 23, 32 y 34 de los Estatutos Sociales, se acuerda proceder a la renumeración de artículos, manteniendo todos ellos su actual redacción, desde el antiguo artículo 23 (Actas y certificaciones) hasta el artículo 42 (Resolución de conflictos), ambos inclusive, quedando la numeración como sigue:

Numeración actual	**Numeración propuesta**
23	24
24	25
25	26
26	27
27	28
28	29
29	30
30	31
31	33
32	35
33	36
34	37
35	38
36	39
37	40
38	41
39	42
40	43
41	44
42	45

En relación con las citadas modificaciones estatutarias y en cumplimiento con lo dispuesto en el artículo 144.1.a) del Texto Refundido de la Ley de Sociedades Anónimas, el Consejo de Administración, en su reunión de fecha 10 de junio de 2004, por unanimidad, aprobó el Informe que, como Anexo, se incorporará al Acta."

Quinto.- Propuesta de modificación del Reglamento de la Junta General.

Aprobar la modificación del Reglamento de la Junta General de accionistas de Industria de

Diseño Textil, S.A. (INDITEX), quedando éste redactado en los términos siguientes:
(ver documento adjunto)

Sexto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Autorizar al Consejo de Administración para que, de conformidad con lo establecido en el artículo 75 y siguientes de la Ley de Sociedades Anónimas, pueda proceder a la adquisición derivativa de acciones propias bien directamente bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante, con respeto de los límites y requisitos legales y de las siguientes condiciones:

a) Modalidades de adquisición: la adquisición se hará por título de compraventa, permuta o dación en pago.

b) Número máximo de acciones a adquirir: acciones con un valor nominal que, sumado al de las que ya se posean por la Sociedad, directa o indirectamente, no exceda del 5% del capital social.

c) Precios máximo y mínimo: el precio mínimo de adquisición de las acciones será su valor nominal y el precio máximo será hasta un 105% de su valor de cotización en la fecha de adquisición.

d) Duración de la autorización: dieciocho (18) meses desde la fecha del presente acuerdo.

A los efectos de lo dispuesto en el último párrafo del apartado 1 del artículo 75 de la Ley de Sociedades Anónimas, se indica que las acciones que se adquieran en virtud de la presente autorización podrán destinarse por la Sociedad, entre otros fines, a su entrega a los empleados o administradores de la Sociedad ya sea directamente o como consecuencia del ejercicio de derechos de opción de los que aquéllos sean titulares, en virtud de planes de retribución del personal de la Sociedad o de su Grupo aprobados por la Junta General de Accionistas.

La presente autorización deja sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 18 de julio de 2003.

Séptimo.- Otorgamiento de facultades para ejecución de acuerdos.

Delegar en el Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva o en cualesquiera de sus miembros, las facultades necesarias y tan amplias como se requiera en Derecho para la subsanación, desarrollo y ejecución, en el momento que estime más conveniente, de cada uno de los acuerdos aprobados en esta Junta General.

En concreto, facultar al Presidente del Consejo de Administración, D. Amancio Ortega Gaona, al Vicepresidente, D. José María Castellano Ríos y al Secretario, D. Antonio Abril Abadín, para que, cualquiera de ellos, solidaria e indistintamente, y tan ampliamente como en Derecho sea necesario, pueda realizar cuantos actos sean procedentes para ejecutar los acuerdos aprobados en esta Junta General en orden a la inscripción de los mismos en el Registro Mercantil y en cualesquiera otros Registros, incluyendo, en particular, y entre otras facultades, la de comparecer ante Notario para otorgar las escrituras públicas y actas notariales necesarias o convenientes a tal fin, subsanar, ratificar, interpretar o complementar lo acordado y formalizar cualquier otro documento público o privado que sea necesario o conveniente hasta conseguir la ejecución y plena inscripción de los acuerdos adoptados, sin

necesidad de nuevo acuerdo de la Junta General, así como para proceder al preceptivo depósito de las cuentas anuales individuales y consolidadas en el Registro Mercantil."

Finalmente, como octavo punto del Orden del Día, que no fue objeto de votación dado su carácter meramente informativo, el Consejo de Administración, en cumplimiento de lo dispuesto por el artículo 115 de la Ley del Mercado de Valores, en su nueva redacción dada por el artículo primero de la Ley 26/2003, de 17 de julio, para el reforzamiento de la transparencia de las sociedades anónimas cotizadas, informó a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración de la Sociedad.

En Arteixo (A Coruña), a 16 de julio de 2004

Antonio Abril Abadín
Consejero Secretario General

REGLAMENTO DE LA

JUNTA GENERAL DE ACCIONISTAS DE

INDUSTRIA DE DISEÑO TEXTIL, S.A.

(INDITEX, S.A.)

ÍNDICE

PREÁMBULO

El presente Reglamento desarrolla las normas legales y estatutarias relativas a las Juntas Generales de Accionistas, regulando en mayor detalle los procedimientos de preparación y celebración de las Juntas y las formas de ejercicio de los derechos políticos de los accionistas con ocasión de su convocatoria y celebración. Su objetivo es fomentar y facilitar la participación de los accionistas en la Junta General a fin de contribuir a una formación transparente e informada de la voluntad social. En su elaboración se han tenido en cuenta, además de las normas legales y estatutarias en la materia, las recomendaciones de la Comisión Aldama y las mejores prácticas de las principales compañías cotizadas del entorno de la Sociedad.

TÍTULO I

INTRODUCCIÓN

Artículo 1. Finalidad

El presente Reglamento regula la convocatoria, preparación, información, concurrencia y desarrollo de la Junta General y el ejercicio por los accionistas de sus derechos políticos con ocasión de su convocatoria y celebración, todo ello con arreglo a lo previsto en la Ley y en los Estatutos de la Sociedad.

Artículo 2. Aprobación y modificación, vigencia e interpretación

La aprobación del presente Reglamento y de sus modificaciones posteriores corresponde a la Junta General.

El Reglamento tiene vigencia indefinida y entrará en vigor en la fecha de su aprobación por la Junta General, siendo aplicable a las Juntas Generales que se convoquen con posterioridad a la misma.

El Reglamento se interpretará de conformidad con lo previsto en la Ley de Sociedades Anónimas y en los Estatutos de la Sociedad.

Artículo 3. Difusión

El presente Reglamento de la Junta General, en su versión vigente en cada momento, podrá consultarse en el domicilio social y será accesible a través de la página web de la Sociedad, para conocimiento de accionistas e inversores en general. Asimismo, el Reglamento de la Junta General y sus modificaciones posteriores se inscribirán en el Registro Mercantil.

TÍTULO II

LA JUNTA GENERAL

Artículo 4. La Junta General

La Junta General, convocada y constituida con las formalidades legales, estatutarias y las previstas en el presente Reglamento, es el órgano supremo y soberano de expresión de la voluntad social. Sus acuerdos son obligatorios para todos los accionistas, incluso para los ausentes y disidentes, sin perjuicio de las acciones que a éstos pudieran corresponder con arreglo a la Ley.

Artículo 5. Clases de Juntas Generales

La Junta General puede ser Ordinaria o Extraordinaria.

La Junta General Ordinaria, previamente convocada al efecto, se reunirá necesariamente dentro de los seis primeros meses de cada ejercicio para censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado, así como para aprobar, en su caso, las cuentas consolidadas, sin perjuicio de su competencia para tratar y acordar cualquier otro asunto que figure en el orden del día.

Toda Junta que no sea la prevista en el párrafo anterior tendrá la consideración de Junta General Extraordinaria.

Artículo 6. Competencia de la Junta General

De conformidad con lo establecido en los Estatutos sociales, la Junta General se halla facultada para adoptar toda clase de acuerdos referentes a la Sociedad, estándole reservadas, en particular, las atribuciones siguientes:

(a) Resolver sobre las cuentas anuales individuales de la Sociedad y, en su caso, consolidadas de la Sociedad y su grupo, y sobre la aplicación del resultado.

(b) Nombrar y separar a los administradores, así como ratificar o revocar los nombramientos provisionales de tales administradores efectuados por el propio Consejo, y censurar su gestión.

(c) Nombrar y separar a los auditores de cuentas.

(d) Acordar la emisión de obligaciones, el aumento o reducción de capital, la transformación, fusión, escisión o disolución de la Sociedad, la cesión global del activo y pasivo y, en general, cualquier modificación de los Estatutos Sociales.

(e) Autorizar al Consejo de Administración para aumentar el capital social, o proceder a la emisión de obligaciones y otros valores de renta fija.

(f) Aprobar el establecimiento de sistemas de retribución consistentes en la entrega de acciones o de derechos sobre ellas, así como de cualquier otro sistema de retribución que esté referenciado al valor de las acciones, con independencia de quién resulte ser beneficiario de tales sistemas de retribución.

(g) Aprobar el presente Reglamento y sus modificaciones posteriores.

(h) Decidir sobre los asuntos que le sean sometidos por acuerdo del Consejo de Administración.

(i) Otorgar al Consejo de Administración las facultades que para casos no previstos estime oportunas.

TÍTULO III

CONVOCATORIA Y PREPARACIÓN DE LA JUNTA GENERAL

Artículo 7. Convocatoria de la Junta General

1. El Consejo de Administración convocará la Junta General Ordinaria para su reunión necesariamente durante los seis primeros meses de cada ejercicio.

   Asimismo, el Consejo de Administración convocará la Junta General Extraordinaria siempre que lo estime conveniente para los intereses sociales.

   Deberá asimismo convocarla el Consejo de Administración cuando lo soliciten accionistas que sean titulares de, al menos, un cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar en la Junta. En tal caso, la Junta General Extraordinaria de Accionistas deberá ser convocada para celebrarse dentro de los treinta días siguientes a la fecha en que se hubiese requerido notarialmente al Consejo de Administración para convocarla. El Consejo de Administración redactará el orden del día incluyendo necesariamente los asuntos que hubiesen sido objeto de solicitud.

2. En los acuerdos de convocatoria de la Junta General, el Consejo de Administración requerirá la presencia de Notario para que levante acta de la Junta General.

Artículo 8. Anuncio de convocatoria

Las Juntas Generales, tanto las Ordinarias como las Extraordinarias, habrán de ser convocadas por el Consejo de Administración mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación de la provincia en que la Sociedad tenga su domicilio, con una antelación de, al menos, quince días, por lo menos, al señalado para su reunión, o el plazo mayor que venga exigido legalmente, en su caso, por razón de los acuerdos sometidos a su deliberación.

El anuncio de convocatoria expresará el lugar, el día y la hora de la reunión de la Junta General en primera convocatoria, así como la fecha en que, si procediere, se reunirá la Junta en segunda convocatoria, debiendo mediar al menos un plazo de veinticuatro horas entre una y otra. El anuncio expresará asimismo de forma clara y precisa todos los asuntos que hayan de tratarse.

No más tarde de la fecha de publicación, o en todo caso el día hábil inmediatamente siguiente, el anuncio de convocatoria se remitirá por la Sociedad a la Comisión Nacional del Mercado de Valores (en adelante, "CNMV"), así como a las Sociedades Rectoras de las Bolsas de Valores en donde cotizan las acciones de la Sociedad para su inserción en los correspondientes Boletines de Cotización. El texto del anuncio será igualmente accesible a través de la página web de la Sociedad.

No obstante lo dispuesto en los párrafos anteriores, la Junta General se entenderá convocada y quedará válidamente constituida para tratar cualquier asunto siempre que esté presente todo el capital social y los asistentes acepten por unanimidad su celebración.

Artículo 9. Información a disposición desde la convocatoria

Desde la publicación del anuncio de convocatoria, la Sociedad pondrá a disposición de los accionistas la siguiente información:

(a) Los documentos (tales como, entre otros, las cuentas anuales, propuesta de aplicación del resultado, informes de gestión, informes de auditoría, informes de administradores, propuestas de acuerdos, texto literal de modificaciones estatutarias, informes de auditores y/o expertos independientes, proyectos de fusión o escisión) que deban facilitarse obligatoriamente por imperativo legal en relación con los distintos puntos incorporados al orden del día.

(b) El texto íntegro de las propuestas de acuerdos que el Consejo de Administración somete a la deliberación y aprobación de la Junta en relación con los distintos puntos del orden del día. Excepcionalmente, el Consejo de Administración podrá omitir la publicación de aquellas propuestas para las que la Ley o los Estatutos no exijan su puesta a disposición de los accionistas desde la fecha de la convocatoria de la Junta General, cuando considere que concurren motivos justificados que desaconsejen su publicación previa.

(c) Informaciones de carácter práctico relacionadas con la Junta y la forma de ejercicio de sus derechos por los accionistas, tales como, entre otras:

    (i) Los cauces de comunicación existentes entre la Sociedad y los accionistas y, en particular, las explicaciones pertinentes para el ejercicio del derecho de información del accionista, con indicación de las direcciones de correo postal y electrónico a las que pueden dirigirse los accionistas.

    (ii) Los medios y procedimientos para conferir la representación en la Junta General.

(iii) Los medios y procedimientos para el ejercicio del voto a distancia, incluidos, en su caso, los formularios para acreditar la asistencia y el ejercicio del voto por medios telemáticos en las Juntas Generales.

(iv) Información sobre la ubicación del lugar donde vaya a celebrarse la Junta y la forma de acceder al mismo.

(v) Información, en su caso, sobre sistemas o procedimientos que faciliten el seguimiento de la Junta, tales como mecanismos de traducción simultánea, difusión a través de medios audiovisuales, informaciones en otros idiomas, etc.

(d) Cualesquiera otras informaciones que se estimen convenientes para facilitar la asistencia y participación de los accionistas en la Junta General.

Los accionistas podrán obtener, de forma inmediata y gratuita, en el domicilio social, así como solicitar su entrega o envío gratuito, los documentos e informaciones referidos en los apartados anteriores, en los términos establecidos legalmente. Asimismo, tales documentos e informaciones se incorporarán a la página web de la Sociedad.

Artículo 10. Derecho de información previo a la celebración de la Junta General

Desde el mismo día de publicación de la convocatoria de la Junta general y hasta el séptimo día anterior, inclusive, al previsto para su celebración, todo accionista podrá, acerca de los asuntos comprendidos en el orden del día, solicitar por escrito al Consejo de Administración las informaciones o aclaraciones que estime precisas o formular las preguntas que estime pertinentes. Además, con la misma antelación y forma, todo accionista podrá solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado por la Sociedad a la CNMV desde la celebración de la última Junta General. Asimismo, los accionistas podrán recabar cualquier otra información que precisen sobre la Junta General a través de la página web de la Sociedad o del número de teléfono del servicio de atención al accionista que se establecerá al efecto y que se divulgará oportunamente.

El Consejo de Administración está obligado a proporcionar la información solicitada, salvo en los casos en que (i) la publicidad de los datos solicitados pueda perjudicar, a juicio del Presidente, los intereses sociales (si bien no podrá alegarse esta excepción cuando la solicitud esté apoyada por accionistas que representen, al menos, un veinticinco (25) por ciento del capital social); (ii) la petición de información o aclaración no se refiera a asuntos comprendidos en el orden del día o a información accesible al público que se hubiera facilitado por la Sociedad a la CNMV desde la celebración de la última Junta General; (iii) la información o aclaración solicitada no sea razonablemente necesaria para formar opinión sobre las cuestiones sometidas a la Junta o, por cualquier causa, merezca la consideración de abusiva, o (iv) cuando así resulte de disposiciones legales o reglamentarias.

Las respuestas a las solicitudes de información formuladas se cursarán por el Consejo de Administración en pleno, por cualquiera de sus miembros, por su Secretario, aunque

no fuera miembro del Consejo, o por cualquiera otra persona expresamente facultada por el Consejo de Administración a tal efecto.

En los términos previstos legalmente, las solicitudes de información se responderán por escrito y con anterioridad a la Junta General, salvo que por las características de la información requerida no resultare procedente. Las solicitudes de información que, por la proximidad a la fecha de celebración de la Junta, no puedan ser contestadas antes de ella, o bien se formulen en el propio acto de la Junta, se responderán en el curso de la Junta General, conforme a lo previsto en este Reglamento o, en su caso, en el plazo más breve posible desde la fecha de celebración de la Junta respetando en cualquier caso el plazo máximo legalmente establecido al efecto.

Las respuestas otorgadas a cuestiones significativas que sean facilitadas a los accionistas con anterioridad a la fecha de la reunión, serán puestas a disposición de todos los accionistas concurrentes a la Junta al comienzo de la sesión, y se divulgarán igualmente en la página web de la Sociedad.

TÍTULO IV

CELEBRACIÓN DE LA JUNTA GENERAL

Capítulo I

Asistencia y Representación

Artículo 11. Derecho de asistencia

1. Tendrán derecho de asistencia a la Junta General los titulares de cualquier número de acciones inscritas a su nombre en el registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta, que además mantengan la titularidad de las mismas hasta la celebración de la Junta y se hallen al corriente en el pago de los dividendos pasivos.

   Para ejercitar su derecho de asistencia, el accionista deberá estar previamente legitimado mediante la correspondiente tarjeta de asistencia nominativa, en la que se indicará el número y la clase de acciones de su titularidad, así como el número de votos que puede emitir. La tarjeta será emitida por la entidad encargada del registro contable a favor de los titulares de acciones que acrediten tenerlas inscritas en dicho registro con, al menos, la antelación indicada en el primer párrafo de este apartado.

2. Los miembros del Consejo de Administración deberán asistir a las Juntas Generales. El Presidente de la Junta General podrá autorizar la asistencia de cualquier otra persona que juzgue conveniente. La Junta, no obstante, podrá revocar dicha autorización.

Artículo 12. Representación en la Junta General

1.- Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona, aunque no sea accionista. La representación se conferirá por escrito y con carácter especial para cada Junta. Dicho requisito no será de aplicación cuando el representante sea el cónyuge, ascendiente o descendiente del representado, ni tampoco cuando aquél ostente poder general conferido en documento público con facultades para administrar todo el patrimonio que tuviere el representado en territorio nacional. Ningún accionista podrá ser representado en la Junta General por más de un representante.

2.- La representación podrá otorgarse mediante correspondencia postal o electrónica, siendo de aplicación en este caso lo previsto en el artículo 23 de los Estatutos Sociales para la emisión del voto por los citados medios, en la medida en que no sea incompatible con la naturaleza de la representación.

3.- Las representaciones se harán constar en la lista de asistentes, consignándose, en caso de que estuviesen formalizadas en escritura pública, la fecha de otorgamiento, el Notario autorizante y el número de su protocolo. Sin perjuicio de lo anterior, quien actúe como Presidente de la Junta de conformidad con lo previsto en el artículo 22 de los Estatutos podrá requerir al representante para que aporte la documentación que acredite la naturaleza de su representación. La Sociedad conservará en sus archivos los documentos en los que consten las representaciones conferidas.

4.- La representación es siempre revocable. La asistencia personal a la Junta del representado, ya sea físicamente o por haber emitido el voto a distancia, tendrá valor de revocación de la representación, sea cual fuere la fecha de ésta.

5.- Salvo indicación del representado, en caso de que el representante esté incurso en un conflicto de interés, se presumirá que el representado ha designado, además, como representantes, solidaria y sucesivamente, al Presidente de la Junta General, y si éste estuviese en situación de conflicto de interés, al Secretario de la Junta General, y si éste estuviese a su vez en situación de conflicto de interés, al Director de Mercado de Capitales de la Sociedad.

6.- En caso de no impartirse instrucciones de voto respecto de las propuestas contenidas en el orden del día, se entenderá que el representante vota a favor de las propuestas presentadas por el órgano de administración. En caso de no impartirse instrucciones de voto respecto de propuestas no contenidas en el orden del día, se entenderá que el representante vota en contra de dichas propuestas.

7.- Cuando el documento en que conste la representación o delegación se entregue a la Sociedad sin que se establezca expresamente el nombre o denominación del representante, se presumirá que el representado ha designado como representantes, solidaria y sucesivamente, al Presidente de la Junta General, y si éste estuviese en situación de conflicto de interés, al Secretario de la Junta General, y si éste estuviese a su vez en situación de conflicto de interés, al Director de Mercado de Capitales de la Sociedad.

Artículo 13. Solicitud pública de representación

Serán de aplicación las reglas contenidas en la Ley de Sociedades Anónimas a las solicitudes de representación que, para sí o para otros, efectúe el Consejo de Administración, las entidades encargadas del registro de anotaciones en cuenta, o cualquier otra persona o entidad de forma pública. En particular, el documento en el que conste la representación deberá contener o llevar anejo el orden del día, la solicitud de instrucciones para el ejercicio del derecho de voto y la indicación del sentido en que votará el representante en caso de que no se impartan instrucciones precisas. Si la solicitud de representación se hace por el Consejo de Administración, en caso de ausencia de instrucciones se entenderá que se vota a favor de la propuesta que formula el Consejo de Administración con las limitaciones establecidas en la normativa de aplicación.

Artículo 14. Organización de la Junta General

1. En el momento de acceder al local donde se celebre la reunión de la Junta General, se facilitará a los accionistas asistentes copia del texto de las propuestas de acuerdos que se someterán a la Junta General, así como, en el supuesto de que así proceda, los correspondientes informes de administradores y demás documentación que, en virtud de mandato legal, haya sido puesta a disposición de los accionistas en relación con las propuestas de acuerdos.

2. A fin de garantizar la seguridad de los asistentes y el buen orden en el desarrollo de la Junta General, se establecerán las medidas de vigilancia y protección, incluidos sistemas de control de acceso, que se consideren adecuadas.

3. Si por cualquier razón fuera necesario celebrar la reunión en salas separadas, se dispondrán los medios audiovisuales que permitan la interactividad e intercomunicación entre ellas en tiempo real y, por tanto, la unidad de acto.

4. La Sociedad velará por la adopción de las medidas necesarias para facilitar el acceso de los accionistas discapacitados a la sala donde se celebre la reunión de la Junta General.

Capítulo II

Constitución de la Junta

Artículo 15. Celebración de la Junta General

La Junta General quedará validamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el cincuenta por ciento del capital social suscrito con derecho de voto. En segunda convocatoria, con carácter general, quedará válidamente constituida la Junta General cualquiera que sea el capital concurrente a la misma. No obstante, si la Junta está llamada a deliberar sobre el aumento o la

reducción del capital social, la emisión de obligaciones, la transformación de la Sociedad, la fusión por creación de una nueva sociedad o mediante absorción de la Sociedad por otra entidad, la escisión total o parcial, la cesión global del activo y pasivo, la sustitución del objeto social así como cualquier otra modificación de los Estatutos Sociales, será necesaria, en segunda convocatoria, la concurrencia del veinticinco (25) por ciento del capital social suscrito con derecho de voto.

Artículo 16. Mesa de la Junta General

1. La Mesa de la Junta General estará compuesta por su Presidente y su Secretario, por los miembros del Consejo de administración de la Sociedad que asistan a la Junta, así como por el Notario.

2. La Junta General será presidida por el Presidente del Consejo de Administración o, en su defecto, por el Vicepresidente que lo sustituya según los Estatutos sociales, y a falta de Presidente y Vicepresidente, por el accionista que la propia Junta designe, y actuará de Secretario el Secretario del Consejo de Administración de la Sociedad, siendo sustituido, en los casos de ausencia, imposibilidad o vacante, por el Vicesecretario, y a falta de éste, por el accionista que designe el Presidente de la Junta.

   Si por cualquier causa durante la celebración de la Junta General el Presidente o el Secretario hubieran de ausentarse de la reunión, la sustitución en el ejercicio de sus funciones procederá conforme a lo previsto en el párrafo anterior.

Artículo 17. Ordenación de la Junta

Corresponde al Presidente declarar la Junta válidamente constituida; dirigir y establecer el orden de las deliberaciones e intervenciones y los tiempos asignados a ellas conforme a lo previsto en este Reglamento; poner término a los debates cuando estime suficientemente discutido el asunto y ordenar las votaciones; resolver las dudas que se susciten sobre el orden del día y, en general, ejercitar todas las facultades que sean necesarias para la mejor ordenación del desarrollo de la reunión, incluyendo la interpretación de lo previsto en este Reglamento.

Artículo 18. Constitución

1. En el lugar y día previstos, ya en primera o en segunda convocatoria, para la celebración de la Junta General, y desde al menos una hora antes de la anunciada para el comienzo de la reunión (salvo que otra cosa se especifique en el anuncio de convocatoria), podrán los accionistas presentar al personal encargado del registro de accionistas sus respectivas tarjetas de asistencia y delegaciones. No se admitirán las tarjetas de asistencia y delegaciones de los accionistas que se presenten al personal encargado del registro de accionistas después de la hora establecida para el inicio de la Junta General.

   El registro de los accionistas presentes y representados concurrentes se efectuará mediante sistemas de lectura óptica u otros medios técnicos que se consideren adecuados. Una vez finalizado el proceso de registro de tarjetas de asistencia y

delegaciones y constatada la existencia de quórum suficiente, se constituirá la Mesa de la Junta General y se formará la lista de asistentes. Ésta se incorporará a un soporte informático en cuya cubierta precintada se hará constar la oportuna diligencia de identificación firmada por el Secretario de la Junta General con el Visto Bueno del Presidente.

2. Los accionistas que accedan con retraso al lugar de celebración de la Junta General, una vez que ya se hubiese cerrado la admisión de las tarjetas de asistencia y delegaciones, podrán asistir a la reunión (en la misma sala de celebración o, si se estima oportuno por la Mesa para evitar confusiones durante la Junta, en una sala contigua desde donde puedan seguirla) pero no serán incluidos en la lista de asistentes, en la que tampoco se incluirán los accionistas que les hubieren conferido su representación.

3. En el lugar, día y hora fijados para su celebración, sea en primera o en segunda convocatoria, una vez constituida la Mesa y formada la lista de asistentes, dará comienzo la Junta General.

   Seguidamente, el Presidente o el Secretario dará lectura a los datos globales que resulten de la lista de asistentes, detallando el número de accionistas presentes y representados que concurren a la reunión, el número de acciones correspondientes a unos y otros y el porcentaje de capital que representan, especificando el que corresponde a los accionistas con derecho a voto.

   Comunicados públicamente estos datos por el Presidente o el Secretario, el Presidente declarará debida y válidamente constituida la Junta General de Accionistas, en primera o en segunda convocatoria, según corresponda.

4. Declarada la constitución de la Junta, el Presidente cederá la palabra al Notario para que pregunte a los asistentes si tienen alguna reserva o protesta acerca de los datos de asistencia proclamados y de la válida constitución de la Junta General, indicando que quienes deseen formularlas deberán manifestarlo directamente al Notario para su debida constancia en el acta de la Junta.

5. Las ausencias que se produzcan una vez constituida la Junta General no afectarán a la validez de su celebración (incluidas, en su caso, sus prórrogas). No obstante lo anterior, los accionistas o representantes que deseen que su ausencia sea tenida en cuenta a los efectos pertinentes deberán dejar constancia expresa de la misma al Notario.

Capítulo III

Turno de intervención de los accionistas

Artículo 19. Solicitudes de intervención

Una vez constituida la Junta General, el Presidente invitará a los accionistas que, en ejercicio de sus derechos, deseen formular propuestas, realizar cualquier manifestación o solicitar informaciones o aclaraciones en relación con los puntos del orden del día, a que se identifiquen ante el Notario o, en su caso, el personal que lo asista, indicando su nombre y apellidos, el número de acciones de que son titulares y las que representan. Si pretendiesen solicitar que su intervención conste literalmente en el acta de la Junta, habrán de entregarla por escrito, en ese momento, al Notario, para su cotejo cuando tenga lugar la intervención del accionista, y ulterior unión a la matriz del acta.

Con carácter previo a la votación sobre los asuntos incluidos en el orden del día, y una vez que la Presidencia, o en su caso, algún miembro del Consejo de Administración, hayan expuesto sus informes a los asistentes, se facilitará a la Mesa el listado de socios que desean intervenir y el Presidente abrirá el turno de intervención de los accionistas.

Artículo 20. Intervenciones de los accionistas

1. Las intervenciones de los accionistas se producirán por el orden en que sean llamados al efecto por la Mesa. Los accionistas dispondrán inicialmente de un máximo de cinco minutos para cada intervención, sin perjuicio de la facultad de prórroga del Presidente. No obstante lo anterior, cuando el número de intervenciones solicitadas u otra circunstancia así lo aconseje, el Presidente podrá fijar una duración máxima por intervención inferior a cinco minutos, respetando en todo caso la igualdad de trato entre los accionistas intervinientes y el principio de no discriminación.

2. Durante sus intervenciones, los accionistas podrán solicitar verbalmente los informes o aclaraciones que estimen precisos acerca de los asuntos comprendidos en el orden del día.

   La información o aclaración solicitada será facilitada al accionista por el Presidente o, en su caso y por indicación de éste, por el Presidente del Comité de Auditoría y Control, el Secretario, un administrador o, si resultare conveniente, cualquier empleado o experto en la materia, salvo que concurra alguna de las circunstancias previstas en el artículo 10 precedente (en cuyo caso se estará a lo allí dispuesto) o que la información solicitada no se encuentre disponible en el propio acto de la Junta, en cuyo caso la información será facilitada en el plazo más breve posible desde la fecha de celebración de la Junta respetando en cualquier caso el plazo máximo legalmente establecido a tal efecto.

3. Sin perjuicio de la posibilidad de formular propuestas de acuerdos con anterioridad a la convocatoria de la Junta General, los accionistas podrán, durante

el turno de intervenciones, formular propuestas de acuerdos a la Junta General acerca de cualquier extremo del orden del día respecto del que legalmente no se requiera la puesta del texto literal de la propuesta de acuerdo a disposición de los accionistas en el momento de la convocatoria y sobre aquellos asuntos en relación con los que la Junta pueda deliberar aun sin estar incluidos en el orden del día.

Artículo 21. Facultades del Presidente en relación con las intervenciones

En ejercicio de sus facultades de ordenación del desarrollo de la Junta a las que se refiere el Articulo 17, y sin perjuicio de otras actuaciones, el Presidente podrá:

(a) anunciar a los intervinientes que está próximo a concluir el tiempo de su intervención para que puedan ajustar su discurso, pudiendo asimismo prorrogar, cuando lo considere oportuno, el tiempo inicialmente asignado a cada accionista;

(b) solicitar a los intervinientes que aclaren cuestiones que no hayan quedado suficientemente explicadas durante la intervención;

(c) moderar las intervenciones de los accionistas, pudiendo interpelarles para que se atengan a los asuntos propios del orden del día y observen la debida corrección, llamándoles al orden cuando sus intervenciones tengan carácter manifiestamente obstruccionista o perturben el normal desarrollo de la Junta General;

(d) retirar el uso de la palabra a los accionistas cuando hayan consumido el tiempo asignado para su intervención o si persisten en las conductas descritas en el epígrafe (c) anterior;

(e) conminar a los accionistas que reiteradamente hayan desatendido sus requerimientos o alteren el orden a que abandonen el local y, en su caso, adoptar las medidas necesarias para el cumplimiento de esta previsión.

Capítulo IV

Votaciones y documentación de los acuerdos

Artículo 22. Votación de las propuestas de acuerdos

1. Una vez finalizado el turno de intervenciones de los accionistas y facilitadas las respuestas conforme a lo previsto en este Reglamento, se someterán a votación las propuestas de acuerdos sobre los asuntos comprendidos en el orden del día o sobre aquellos otros que hubieran sido propuestos por los accionistas sin que por mandato legal sea preciso que figuren en él.

2. Si se hubieran formulado propuestas relativas a asuntos no comprendidos en el orden del día y sobre las que la Junta pueda resolver, el Presidente decidirá el

orden en que se serán sometidas a votación. En caso contrario, la votación de las propuestas de acuerdos seguirá el orden del día establecido al efecto.

3. No será necesario que el Secretario dé lectura íntegra previa a aquellas propuestas de acuerdo cuyos textos hubiesen sido facilitados a los accionistas al comienzo de la sesión conforme a lo previsto en el artículo 14. En todo caso, el Secretario indicará a los asistentes qué propuesta de acuerdo procede votar en cada momento, y resumirá el contenido esencial de los acuerdos cuya lectura íntegra se haya omitido en virtud de lo dispuesto anteriormente. Si se hubieran formulado propuestas de acuerdos alternativas a las presentadas por el Consejo de Administración respecto de los puntos incluidos en el orden del día, se votará en primer lugar la propuesta formulada por el Consejo y, si procede, las realizadas por otros proponentes en orden cronológico atendiendo al momento de su presentación.

   Aprobada por la Junta una propuesta de acuerdo, decaerán automáticamente las restantes relativas al mismo punto del orden del día que sean incompatibles con ella, sin que proceda, por tanto, someterlas a votación.

4. Por regla general y sin perjuicio de que, a juicio del Presidente, puedan emplearse otros sistemas alternativos cuando las circunstancias así lo requieran, a los efectos de la votación de las propuestas de acuerdos se procederá a determinar el sentido de los votos formulados por los accionistas como sigue:

   (i) Cuando se trate de propuestas de acuerdos relativos a asuntos comprendidos en el orden del día, se considerarán votos a favor los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a (a) las acciones cuyos titulares o representantes manifiesten que votan en contra, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta; (b) las acciones cuyos titulares hayan votado en contra, en blanco o hayan manifestado expresamente su abstención, a través de los medios de comunicación a que se refiere el artículo siguiente, y (c) las acciones cuyos titulares o representantes hayan abandonado la reunión con anterioridad a la votación de la propuesta de acuerdo de que se trate y hayan dejado constancia ante el Notario en la forma prevista en el artículo 18.5 del presente Reglamento.

   (ii) Cuando se trate de propuestas de acuerdos relativos a asuntos no comprendidos en el orden del día, se considerarán votos contrarios los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a (a) las acciones cuyos titulares o representantes manifiesten que votan a favor, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta; (b) las acciones cuyos titulares hayan votado en contra, en blanco o hayan manifestado expresamente su abstención, a través de los medios de comunicación a que se refiere el artículo siguiente, y (c) las acciones cuyos titulares o representantes hayan abandonado la reunión con anterioridad a la votación de la propuesta de acuerdo de que se trate y hayan

dejado constancia ante el Notario en la forma prevista en el artículo 18.5 del presente Reglamento.

Artículo 23. Adopción de acuerdos y proclamación del resultado

1. Los acuerdos se adoptarán por mayoría de votos de las acciones presentes o representadas en la Junta, salvo disposición legal o estatutaria en contrario. Las votaciones serán nominativas o secretas según determine la propia Junta. En caso de empate se considerará desestimada la proposición.

2. Los accionistas con derecho de asistencia y voto podrán emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día por correo o mediante comunicación electrónica una vez que, atendido el estado de la técnica y los medios disponibles, así lo determine el Consejo de Administración mediante acuerdo adoptado al efecto, haciéndolo constar expresamente en el anuncio de convocatoria de la Junta General de que se trate, y con eficacia para todas las Juntas posteriores sin necesidad de reiterarlo, por considerar que existen garantías suficientes de identificación del accionista que ejerce su derecho de voto y de seguridad y autenticidad de su declaración de voluntad.

3. El voto por correo se emitirá remitiendo a la Sociedad un escrito en el que conste éste, acompañado de la tarjeta de asistencia expedida por la entidad o entidades encargadas de la llevanza del registro de anotaciones en cuenta, debidamente firmada mediante firma autógrafa.

4. El voto mediante comunicación electrónica se emitirá bajo firma electrónica reconocida u otra clase de garantía que la Sociedad estime idónea para asegurar la autenticidad y la identificación del accionista que ejercita el derecho de voto.

5. El voto emitido por cualquiera de los medios previstos en los apartados anteriores habrá de recibirse por la Sociedad antes de las veinticuatro (24) horas del segundo día laborable (sin incluir sábados) inmediato anterior al previsto para la celebración de la Junta General. En caso contrario, el voto se tendrá por no emitido. Los votos emitidos de conformidad con las estipulaciones así establecidas serán eficaces, salvo supuestos de caso fortuito o fuerza mayor que impidan la válida recepción o correcta identificación de los mismos.

6. El Consejo de Administración queda facultado para desarrollar las previsiones anteriores estableciendo las reglas, medios y procedimientos adecuados al estado de la técnica para instrumentar la emisión del voto y el otorgamiento de la representación por medios electrónicos, ajustándose en su caso a las normas que se dicten al efecto.

7. En particular, el Consejo de Administración podrá (i) regular la utilización de garantías alternativas a la firma electrónica para la emisión del voto electrónico de acuerdo con lo previsto en el apartado 4 anterior, (ii) reducir el plazo de antelación establecido en el apartado 5 anterior para la recepción por la Sociedad de los votos emitidos por correspondencia postal o electrónica y (iii) establecer otros medios telemáticos o de otra índole adecuados al estado de la técnica para instrumentar la

emisión del voto, siempre que se garantice debidamente la identidad del accionista que ejerce su derecho de voto.

En todo caso, el Consejo de Administración adoptará las medidas precisas para evitar posibles duplicidades y asegurar que quien ha emitido el voto a distancia o delegado la representación mediante correspondencia postal o electrónica, está debidamente legitimado para ello con arreglo a lo dispuesto en los Estatutos Sociales y en el presente Reglamento.

Las reglas de desarrollo que adopte el Consejo de Administración al amparo de lo dispuesto en el presente apartado se publicarán en la página web de la Sociedad.

8. Los accionistas con derecho de asistencia y voto que emitan su voto a distancia conforme a lo previsto en el presente artículo serán considerados como presentes a los efectos de la constitución de la Junta General de que se trate. En consecuencia, las delegaciones realizadas con anterioridad se entenderán revocadas y las conferidas con posterioridad se tendrán por no efectuadas.

9. La asistencia personal a la Junta General del accionista tendrá valor de revocación del voto efectuado mediante correspondencia postal o electrónica. También se entenderá revocado el voto efectuado mediante correspondencia postal o electrónica por la remisión posterior de un voto en sentido distinto.

Artículo 24. Finalización de la Junta

Concluida la proclamación del resultado, el Presidente levantará la sesión.

Artículo 25. Acta de la Junta

El acta notarial tendrá la consideración de acta de la Junta y no necesitará la aprobación por ésta.

Capítulo V

Prórroga y suspensión de la Junta

Artículo 26. Prórroga

A propuesta de la Mesa o de accionistas que representen la cuarta parte del capital social presente en la Junta General, los asistentes podrán acordar la prórroga de las sesiones de la Junta durante uno o más días consecutivos.

Prorrogada la celebración de la Junta, no será necesario reiterar en las sucesivas sesiones que se celebren el cumplimiento de los requisitos establecidos en la Ley, los estatutos y el presente Reglamento para su válida constitución.

Tendrán derecho de asistencia y voto en las sucesivas sesiones que se celebren como consecuencia de la prórroga de la Junta al amparo del presente artículo exclusivamente los accionistas comprendidos en la lista de asistentes formada al inicio de la reunión de la Junta. Las mayorías necesarias para la adopción de acuerdos en las sucesivas sesiones continuarán siendo determinadas con arreglo a los datos resultantes de la lista de asistentes inicial con independencia de que alguno o algunos de los accionistas incluidos en la lista de asistentes no asista posteriormente a tales sesiones.

Artículo 27. Suspensión transitoria

Excepcionalmente, si se produjeran incidentes que alterasen de forma sustancial el buen orden de la Junta General u otras circunstancias extraordinarias que impidan su normal desarrollo, el Presidente podrá acordar la suspensión de la Junta durante el tiempo preciso para restablecer las condiciones necesarias para su continuación.

En este supuesto, el Presidente podrá adoptar las medidas que estime oportunas para garantizar la seguridad de los asistentes y evitar la reiteración de las circunstancias que hayan motivado la suspensión.

Si, una vez reanudada la sesión, persistieran las circunstancias que hubieran dado lugar a la suspensión, la Mesa podrá proponer la prórroga de la Junta para el día siguiente conforme a lo previsto en el artículo anterior. Si la Junta no aprobase la prórroga o no fuera posible someter la propuesta a votación, el Presidente podrá proceder a levantar la sesión.

Capítulo VI

Publicidad de los acuerdos

Artículo 28. Publicidad de los acuerdos

Sin perjuicio de la inscripción en el Registro Mercantil de aquellos acuerdos que tengan el carácter de inscribibles y de las previsiones legales que en materia de publicidad de acuerdos sociales resulten de aplicación, el texto literal de los acuerdos aprobados en la Junta General se comunicará a la CNMV como información relevante el mismo día de celebración de la Junta General o el día hábil inmediatamente siguiente. El texto de los acuerdos será accesible igualmente a través de la página web de la Sociedad.

* * *


INDITEX
JUNTA GENERAL
DE ACCIONISTAS
2004
Arteixo, 16 de julio de
2004

Resultados ejercicio 2003

millones de euros	2003	2002	03/02
Ventas	**4.599**	**3.974**	**16%**
% crecimiento	*15,7%*	*22,3%*	
Margen bruto	**2.306**	**2.048**	**13%**
% margen bruto	*50,1%*	*51,5%*	
EBITDA	**874**	**868**	**1%**
EBITDA margen	*19,0%*	*21,8%*	
EBIT	**627**	**660**	**(5%)**
EBIT margen	*13,6%*	*16,6%*	
Beneficio neto	**447**	**438**	**2%**
Margen beneficio neto	*9,7%*	*11,0%*	


Ventas netas consolidadas
96-03 CAGR = 24%
1.008
1.217
1.615
2.035
2.615
3.250
3.974
4.599
1996
1997
1998
1999
2000
2001
2002
2003
Crecimiento anual
21%
33%
26%
28%
24%
22%
16%


Aperturas de tiendas
INDITEX
Nº total de tiendas
1.922
Aperturas del año
364



Crecimiento tiendas comparables
Media 7,6%
7%
11%
5%
9%
9%
11%
1%
1997
1998
1999
2000
2001
2002
2003


Crecimiento tiendas comparables por semestres
6,5%
12%
(2%)
10%
1%
11%
1H03
1H02
2H03
2H02
2003
2002

Crecimiento total de ventas

Contribución nuevo espacio	+19%
Crecimiento sup. comparable	+1%
Impacto de divisa	(4%)
Total crecimiento ventas	**16%**

Distribución geográfica de las ventas en tiendas

2003
Resto mundo 6,7%
España 46,1%
Américas 11,7%
Resto Europa 35,5%
2002
Resto mundo 6,8%
España 46,0%
Américas 13,2%
Resto Europa 34,1%

Margen bruto consolidado



MB en millones de euros
% sobre ventas consolidadas
815
50,5%
1.047
51,4%
1.338
51,2%
1.687
51,9%
2.048
51,5%
2.306
50,1%
1998
1999
2000
2001
2002
2003

Margen bruto consolidado

(Puntos básicos)	H1	H2	FY03
Efecto divisa	(100)	(70)	(84)
Armonización de precios	--	(25)	(14)
Gestión de producto y mix	(18)	(60)	(42)
	(118)	(155)	(140)



EBIT consolidado y margen EBIT
EBIT en millones de euros
Margen EBIT: % sobre ventas consolidadas
242
296
380
518
660
627
15,0%
14,6%
14,5%
15,9%
16,6%
13,6%
1998
1999
2000
2001
2002
2003


Desapalancamiento operativo
Gastos operativos sobre ventas netas
31,1%
29,7%
2003
2002

Gastos financieros

Millones de euros	2003	2002
Gastos financieros netos	(3,4)	(6,2)
Diferencias de cambio	(4,6)	(23,7)
Otros	0,1	(0,1)
	(7,9)	**(30,0)**

Contribución al EBIT del Grupo

2003

- 0,3%
- 1%
- Bershka 9%
- 3%
- Kiddys Class 3%
- ZARA 75%

2002

- 1%
- Bershka 7%
- 6%
- 5%
- Kiddys Class 2%
- ZARA 79%

* Antes del Fondo de Comercio

Desempeño de formatos



% crecimiento EBIT
Superior
Media del Grupo
Inferior
+60%
Kiddy's Class
+27%
Bershka
+19%
Oysho
n.a
ZARA HOME
n.a.
ZARA
(12%)
Pull and Bear
(46%)
(50%)



ZARA

Millones de euros	2003	% var.
Ventas	3.219,6	+11%
EBIT	476,1	(12%)
Margen EBIT (% ventas)	14,8%	
Tiendas	626	+95

INDITEX


Kiddy's Class

Kiddy's Class

Millones de euros	2003	% var.
Ventas	89,7	+49%
EBIT	18,0	+27%
Margen EBIT (% ventas)	20,0%	
Tiendas	103	+44


CINEPARIS
Pull and Bear

Pull and Bear
CLOTHING COMPANY

Millones de euros	2003	% var.
Ventas	287,9	+8%
EBIT	18,9	(46%)
Margen EBIT (% ventas)	6,6%	
Tiendas	350	+54


Massimo Dutti

Massimo Dutti

Millones de euros

	2003	% var.
Ventas	388,9	+35%
EBIT	60,1	+60%
Margen EBIT (% ventas)	15,5%	
Tiendas	297	+47


Bershka
DITEX

Bershka

Millones de euros	2003	% var.
Ventas	395,0	+32%
EBIT	57,3	+19%
Margen EBIT (% ventas)	14,5%	
Tiendas	253	+56

DITEX



Stradivarius

Millones de euros	2003	% var.
Ventas	162,0	+31%
EBIT	4,4	(50%)
Margen EBIT (% ventas)	2,7%	
Tiendas	191	+38



oysho

Millones de euros	2003	2002
Ventas	45,1	23,4
EBIT	2,1	(14,9)
Tiendas	76	72

Balance consolidado

Millones de euros	2003	2002	03/02
Total balance	3.510	3.014	16%
Fondo de maniobra operativo	(187)	(238)	(22%)
Caja (deuda) financiera neta	268	246	

Evolución de la posición financiera



Millones de euros
300
200
100
0
-100
-200
-300
T4 99
T1 00
T2 00
T3 00
T4 00
T1 01
T2 01
T3 01
T4 01
T1 02
T2 02
T3 02
T4 02
T1 03
T2 03
T3 03
T4 03
(149,9)
(155,8)
(212,7)
(185,2)
(50,6)
(149,7)
(163,4)
(145,7)
57,5
(45,1)
(86)
9,5
245,6
143,1
73,5
70,8
268,3



ROE y ROCE
ROE (1)
20%
25%
25%
26%
25%
26%
27%
23%
1996 1997 1998 1999 2000 2001 2002 2003
ROCE (2)
29%
35%
37%
33%
34%
39%
41%
32%
1996 1997 1998 1999 2000 2001 2002 2003
(1) ROE= beneficio neto / fondos propios medios
(2) ROCE= EBIT / (fondos propios medios+deuda financiera neta media)

ROCE por cadena



33%
16%
56%
46%
80%
5%
7%
32%
ZARA
Massimo Dutti
Bershka
Kiddy's Class
(1)
oysho
INDITEX

(1) Antes de amortización del fondo de comercio



Propuesta de dividendo
(céntimos de euro)
14
35
2002
2003
Propuesta de dividendo
Ordinario
14 céntimos por acción
Extraordinario
21 céntimos por acción
Total
35 céntimos por acción
218 millones de euros en remuneración a accionistas

Nueva política de retribución

Duplicar el porcentaje de beneficios destinado a dividendo ordinario hasta el 2008


Recordaremos 2003 por . . .
Apertura del
2º centro de distribución

Recordaremos 2003 por . . .


Lanzamiento de Zara Home
ZARA HOME

INDITEX

Resultados 1er trimestre 2004


Estacionalidad de los resultados
Ventas
EBIT
1er trimestre
21%
1er trimestre
20%
Según datos ejercicio 2003

Resultados 1er trimestre 2004

Millones de euros	1T 2004	% var.
Ventas	1.203,2	+23%
EBITDA	223,9	+25%
EBIT	155,3	+25%
Beneficio neto	98,5	+20%

Aperturas 1er trimestre y estimación 2004

INDITEX

1er trimestre 2004	61
Año 2004 estimadas	315-365



2004: aumento de participación en JV de Italia y Japón
80%
articipación
85%
participación

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Arteixo, 16 de julio de 2004

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Acuerdos de Junta

Arteixo, 16 de julio de 2004

Acuerdos de Junta

1. Examen y aprobación de las cuentas anuales e informe de gestión del ejercicio 2003
2. Aplicación del resultado y distribución de dividendos
3. Dimisión de consejero. Reelección de miembros del Consejo de Administración
4. Modificación de los Estatutos Sociales
5. Modificación del Reglamento de la Junta General
6. Autorización al Consejo de Administración para la adquisición derivativa de acciones propias
7. Otorgamiento de facultades para ejecución de acuerdos
8. Información sobre el Reglamento del Consejo de Administración

Acuerdos de Junta

Dimisión de consejero. Reelección de miembros del Consejo de Administración

- Dimisión de Rosp Corunna, S.L.
- Mantenimiento del número de consejeros en diez
- Reelección como consejeros de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López por el plazo de cinco años

INDITEX

Acuerdos de Junta

Nueva normativa sobre gobierno corporativo: modificación de Estatutos y Reglamento de la Junta General (I)

Finalidad: completar la incorporación a las normas internas de la legislación sobre transparencia (Ley 26/2003) y su normativa de desarrollo, revisar y actualizar su contenido a la luz de las últimas tendencias en materia de buen gobierno societario, armonizar la terminología empleada y perfeccionar algunos preceptos contemplando operaciones de interés social o aclarando artículos

Acuerdos de Junta

Nueva normativa sobre gobierno corporativo: modificación de Estatutos y Reglamento de la Junta General (II)

Principales modificaciones estatutarias (I)

- Posibilidad de otorgar la representación y emitir el voto por medios postales o electrónicos
- Incorporación a los Estatutos del nuevo Informe de Gobierno Corporativo
- Nueva regulación estatutaria de la Comisión de Nombramientos y Retribuciones
- Nueva regulación de la página web de la sociedad

Acuerdos de Junta

Nueva normativa sobre gobierno corporativo: modificación de Estatutos y Reglamento de la Junta General (III)

Principales modificaciones estatutarias (II):

- **Modificación del régimen de aumentos y reducciones de capital**
- **Nueva regulación del Consejo de Administración como supremo órgano de supervisión y control de la sociedad**
- **Supresión del mínimo de 50 acciones para asistir a la Junta General**
- **Posibilidad de abonar dividendos en especie**

Acuerdos de Junta

Nueva normativa sobre gobierno corporativo: modificación de Estatutos y Reglamento de la Junta General (IV)

Principales modificaciones del Reglamento de la Junta:

- **Inscripción obligatoria del Reglamento en el Registro Mercantil**
- **Nueva regulación de la información a disposición de los accionistas desde la convocatoria y del derecho de información previo a la celebración de la Junta General**

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Arteixo, 16 de julio de 2004

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Turno de Intervenciones

Arteixo, 16 de julio de 2004

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Orden del día

Arteixo, 16 de julio de 2004

Orden del día

1. Examen y aprobación de las cuentas anuales e informe de gestión de Inditex y de su grupo consolidado correspondientes al ejercicio 2003
2. Aplicación del resultado del ejercicio y distribución de dividendos
3. Dimisión de consejero. Reelección de miembros del Consejo de Administración
4. Modificación de los Estatutos Sociales
5. Modificación del Reglamento de la Junta General
6. Autorización al Consejo de Administración para la adquisición derivativa de acciones propias
7. Otorgamiento de facultades para ejecución de acuerdos
8. Información sobre el Reglamento del Consejo de Administración

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Arteixo, 16 de julio de 2004

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Acuerdos de Junta

Arteixo, 16 de julio de 2004


Acuerdos de Junta
1. Examen y aprobación de las cuentas anuales e informe de gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado correspondientes al ejercicio 2003

Acuerdos de Junta

2. Aplicación del resultado y distribución de dividendos

A reservas voluntarias	54.570.000 €
A dividendos	218.165.000 €
TOTAL	**218.165.000 €**

... Corresponde un dividendo de 0,35€ por acción, pagadero el 22 de julio de 2004

Acuerdos de Junta

3. Dimisión de consejero. Reelección de miembros del Consejo de Administración

- Tomar conocimiento de la dimisión de Rosp Corunna, S.L., acordando mantener el número de consejeros y dejar sin cubrir la vacante
- Aprobar el cese y la reelección como consejeros de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López por el plazo de cinco años a contar desde la fecha de la presente Junta General

Acuerdos de Junta

4. Modificación de los Estatutos Sociales (I):

- Art. 6: Acciones sin voto. Acciones privilegiadas. Acciones rescatables
- Art. 8: Representación de las acciones
- Art. 10: Aumento y disminución de capital y emisión de obligaciones u otros valores que reconozcan una deuda
- Art. 12: Derecho de suscripción preferente
- Art. 14: Gobierno, administración y representación de la Sociedad
- Art. 17: Convocatoria. Juntas Universales

Acuerdos de Junta

4. Modificación de los Estatutos Sociales (II):

- Art. 20: Representación en la Junta General
- Art. 22: Mesa de la Junta. Deliberaciones. Adopción de Acuerdos
- Art. 24: Consejo de Administración
- Art. 27: Convocatoria y quorum de las reuniones del Consejo. Adopción de acuerdos
- Art. 28: Facultades del Consejo
- Art. 30: Comité de Auditoría y Control
- Art. 36: Distribución de dividendos
- Art. 42: Resolución de conflictos

Acuerdos de Junta

4. Modificación de los Estatutos Sociales (III):

Introducción de nuevos artículos

- **Art. 23: Adopción de acuerdos**
- **Art. 32: Comisión de Nombramientos y Retribuciones**
- **Art. 34: Página web**

Renumerando los actuales artículos 23 a 42 como nuevos artículos 24 a 45

Acuerdos de Junta

5. Modificación del Reglamento de la Junta General

Acuerdos de Junta

6. Autorización al Consejo de Administración para la adquisición derivativa de acciones propias

- Modalidad de adquisición: compraventa, permuta o dación en pago
- No podrá superar el 5% del capital social
- Precio mínimo: valor nominal de la acción
- Precio máximo: 105% valor de cotización a la fecha
- Duración de autorización: 18 meses

Acuerdos de Junta

7. Otorgamiento de facultades para ejecución de acuerdos

Acuerdos de Junta

8. Información a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración

INDITEX

JUNTA GENERAL DE ACCIONISTAS 2004

Arteixo, 16 de julio de 2004

INDITEX

El dividendo se eleva a 35 céntimos de euro por acción

La Junta de Accionistas de Inditex aprobó las cuentas de 2003 y el dividendo del ejercicio

16 de julio de 2004.- La Junta General Ordinaria de Accionistas de Industria de Diseño Textil, S.A., Inditex, reunida hoy en Arteixo, ha aprobado las cuentas anuales correspondientes al ejercicio 2003 y la aplicación del resultado, con la distribución de un dividendo de 35 céntimos por acción. Asimismo, la Junta ha aprobado una serie de modificaciones de los Estatutos Sociales y del Reglamento de la Junta General, entre las que destacan la extensión del derecho de asistencia a la Junta a los poseedores de cualquier número de acciones y la regulación del voto electrónico y por correo.

La Junta, tras tomar conocimiento de la dimisión del consejero Rosp Corunna, S.L., presentada por su representante, Dña. Rosalía Mera Goyenechea, con fecha 10 de junio de 2004, ha acordado mantener en diez el número de miembros del Consejo de Administración y dejar sin cubrir la vacante. Asimismo, ha acordado la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración por un plazo de cinco años.

El dividendo aprobado asciende a 218.165.000 euros, lo que representa un *pay out* del 48% respecto del beneficio neto consolidado. La retribución a los accionistas se realiza mediante un dividendo ordinario de 14 céntimos por acción y un dividendo extraordinario de 21 céntimos por acción, que serán pagaderos el día 22 de julio de 2004 a través de las entidades donde los accionistas tengan depositadas sus acciones.

De acuerdo con la modificación introducida en los artículos 18 de los Estatutos Sociales y 11 del Reglamento de la Junta General, a partir de ahora tendrán derecho de asistencia a la Junta General los titulares de cualquier número de acciones en el momento de celebración de la misma. Hasta ahora ese derecho se limitaba a los titulares de cincuenta o más acciones. Las modificaciones de los Estatutos Sociales y del Reglamento de la Junta General aprobadas por la Junta incluyen también la regulación del voto mediante comunicación electrónica. En este sentido, se establece que el voto mediante comunicación electrónica se emitirá bajo firma electrónica reconocida u otra clase de garantía que Inditex estime idónea para asegurar la autenticidad y la identificación del accionista que ejercita el derecho de voto.

Para más información:
INDITEX
Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com



Referencia de Seguridad

GENERAL

VERSION 3.2.2

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE **1** AÑO **2005**

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
Industria de Diseño Textil, S. A.

Domicilio Social:	**C.I.F.**
Avenida de la Diputación, Edificio Inditex. 15142 Arteixo (La Coruña). España.	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	**Firma:**
D. Borja de la Cierva y Álvarez de Sotomayor (Director Financiero).	

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

			Individual	Consolidado
I.	Datos Identificativos del Emisor	0010		
II.	Variación del Grupo Consolidado	0020		
III.	Bases de Presentación y Normas de Valoración	0030		
IV.	Balance de Situación	0040		
V.	Cuenta de Pérdidas y Ganancias	0050		
VI.	Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060		
VII.	Número de Personas Empleadas	0070		
VIII.	Evolución de los Negocios	0080		
IX.	Dividendos Distribuidos	0090		
X.	Hechos Significativos	0100		
XI.	Anexo Explicativo Hechos Significativos	0110		
XII.	Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo consolidado las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (se indica el nombre de la suciedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

Zara Magyarorszag Kft. (Hungría,100%).

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información semestral correspondiente al primer semestre de 2004 se han aplicado los mismos principios contables y normas de valoración que en el primer semestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual corresponde al periodo comprendido entre el 1 de febrero de 2004 y el 31 de enero de 2005, que señalamos como "Ejercicio 2004" en todas nuestras informaciones.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	64	107
II. Inmovilizaciones Inmateriales	0220	5.428	14.171
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221		8.367
II.2. Otro Inmovilizado Inmaterial	0222	5.428	5.804
III. Inmovilizaciones Materiales	0230	286.819	277.680
IV. Inmovilizaciones Financieras	0240	646.273	516.801
V. Acciones Propias a Largo Plazo	0250	89	89
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	938.673	808.848
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	220	701
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	161.027	196.718
III. Deudores	0310	305.384	263.256
IV. Inversiones Financieras Temporales	0320	381.230	349.282
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	1.428	66.713
VII. Ajustes por Periodificación	0350		9
D) ACTIVO CIRCULANTE	0360	849.069	875.978
TOTAL ACTIVO (A + B + C + D)	0370	1.787.962	1.685.527

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93.500	93.500
II. Reservas	0510	775.045	720.471
III. Resultados de Ejercicios Anteriores	0520		
IV. Resultado del Periodo	0530	134.533	166.131
V. Dividendos a Cuenta Entregados en el Ejercicio	0550		
A) FONDOS PROPIOS	0560	1.003.078	980.102
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	13.060	303
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	8.760	2.573
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615		
III. Deudas con Empresas del Grupo y Asociadas	0620		17.550
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	9.034	6.625
D) ACREEDORES A LARGO PLAZO	0640	9.034	24.175
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	32.910	1.441
III. Deudas con Empresas del Grupo y Asociadas	0660	365.118	329.188
IV. Acreedores Comerciales	0665	253.490	238.636
V. Otras Deudas a Corto	0670	102.512	109.109
VI. Ajustes por Periodificación	0680		
E) ACREEDORES A CORTO PLAZO (4)	0690	754.030	678.374
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	1.787.962	1.685.527

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	889.071	100,00%	819.938	100,00%
+ Otros Ingresos (6)	0810	39.623	4,46%	34.956	4,26%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	928.694	104,46%	854.894	104,26%
- Compras Netas	0840	-777.994	-87,51%	-775.542	-94,59%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	1.959	0,22%	56.875	6,94%
- Gastos Externos y de Explotación (7)	0860	-67.682	-7,61%	-51.179	-6,24%
= VALOR AÑADIDO AJUSTADO	0870	84.977	9,56%	85.048	10,37%
+/- Otros Gastos e Ingresos (8)	0880		0,00%		0,00%
- Gastos de Personal	0890	-24.235	-2,73%	-24.155	-2,95%
= RESULTADO BRUTO DE EXPLOTACION	0900	60.742	6,83%	60.893	7,43%
- Dotación Amortizaciones Inmovilizado	0910	-13.502	-1,52%	-12.123	-1,48%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	0920	-2.798	-0,31%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	44.442	5,00%	48.770	5,95%
+ Ingresos Financieros	0940	108.944	12,25%	147.630	18,01%
- Gastos Financieros	0950	-6.812	-0,77%	-8.196	-1,00%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
+/- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	146.574	16,49%	188.204	22,95%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021		0,00%		0,00%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-7.541	-0,85%	-12.972	-1,58%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025		0,00%	123	0,02%
+/- Resultados de Ejercicios Anteriores (14)	1026	-987	-0,11%	-2.021	-0,25%
+/- Otros Resultados Extraordinarios (15)	1030	3.248	0,37%	901	0,11%
= RESULTADO ANTES DE IMPUESTOS	1040	141.294	15,89%	174.235	21,25%
+/- Impuestos sobre Sociedades y Otros	1042	-6.761	-0,76%	-8.104	-0,99%
= RESULTADO DEL EJERCICIO	1044	134.533	15,13%	166.131	20,26%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	499	504
II. Inmovilizaciones Inmateriales	1220	431.317	395.659
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	91.083	107.243
II.2. Otro Inmovilizado Inmaterial	1222	340.234	288.416
III. Inmovilizaciones Materiales	1230	1.715.074	1.465.759
IV. Inmovilizaciones Financieras	1240	158.453	87.165
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	89	89
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	2.305.432	1.949.176
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	89.581	57.932
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	21.734	14.626
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	536.829	513.325
III. Deudores	1310	239.038	146.480
IV. Inversiones Financieras Temporales	1320	69.531	64.923
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	227.712	254.869
VII. Ajustes por Periodificación	1350	7.967	9.746
E) ACTIVO CIRCULANTE	1360	1.081.077	989.343
TOTAL ACTIVO (A + B + C + D + E)	1370	3.497.824	3.011.077

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	93.500	93.500
II. Reservas Sociedad Dominante	1510	873.784	857.571
III. Reservas Sociedades Consolidadas (16)	1520	1.046.771	839.781
IV. Diferencias de Conversión (17)	1530	-133.309	-117.254
V. Resultados Atribuibles a la Sociedad Dominante	1540	187.998	146.053
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	2.068.744	1.819.651
B) SOCIOS EXTERNOS	1570	27.255	24.674
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580		
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	46.128	7.148
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	22.473	39.040
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	152.540	143.251
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	77.618	41.753
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	230.158	185.004
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	156.288	105.236
III. Acreedores Comerciales	1665	677.240	580.831
IV. Otras Deudas a Corto	1670	269.538	249.491
V. Ajustes por Periodificación	1680		2
G) ACREEDORES A CORTO PLAZO (4)	1690	1.103.066	935.560
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	3.497.824	3.011.077

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	2.405.775	100,00%	1.979.296	100,00%
+ Otros Ingresos (6)	1810	1.950	0,08%	701	0,04%
+/- Variación Existencias Productos Terminados y en Curso	1820	43.029	1,79%	114.230	5,77%
= VALOR TOTAL DE LA PRODUCCION	1830	2.450.754	101,87%	2,094.227	105,81%
- Compras Netas	1840	-1.177.379	-48,94%	-1.120.884	-56,63%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	-19.525	-0,81%	16.656	0,84%
- Gastos Externos y de Explotación (7)	1860	-441.562	-18,35%	-335.418	-16,95%
= VALOR AÑADIDO AJUSTADO	1870	812.288	33,76%	654.581	33,07%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-382.170	-15,89%	-319.077	-16,12%
= RESULTADO BRUTO DE EXPLOTACION	1900	430.118	17,88%	335.504	16,95%
- Dotación Amortizaciones Inmovilizado	1910	-125.779	-5,23%	-100.840	-5,09%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	1920	-12.451	-0,52%	-6.251	-0,32%
= RESULTADO NETO DE EXPLOTACION	1930	291.888	12,13%	228.413	11,54%
+ Ingresos Financieros	1940	6.853	0,28%	6.767	0,34%
- Gastos Financieros	1950	-9.891	-0,41%	-8.787	-0,44%
+ Intereses y Diferencias Cambio Capitalizados	1960	-7.306	-0,30%	-100	-0,01%
+/- Dotación Amortización y Provisiones Financieras (10)	1970		0,00%		0,00%
+/- Resultados de Conversión (18)	1980		0,00%		0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990		0,00%	72	0,00%
- Amortización Fondo Comercio Consolidación	2000	-5.375	-0,22%	-4.680	-0,24%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	276.169	11,48%	221.685	11,20%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	1.302	0,05%	-487	-0,02%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	154	0,01%		0,00%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	-3.210	-0,13%	-2.196	-0,11%
+/- Otros Resultados Extraordinarios (15)	2030	-146	-0,01%	-10.283	-0,52%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	274.269	11,40%	208.719	10,55%
+/- Impuesto sobre Beneficios	2042	-82.280	-3,42%	-60.528	-3,06%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	191.989	7,98%	148.191	7,49%
+/- Resultado Atribuido a Socios Externos	2050	-3.991	-0,17%	-2.138	-0,11%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	187.998	7,81%	146.053	7,38%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Vtas netas tdas prop	2100			2.133.056	1.718.708
Vtas netas franquicias	2105			146.760	117.641
Otras ventas textiles	2110			103.680	119.558
Servicios prestados	2115			19.513	17.344
Otras ventas	2120			2.766	6.045
Ventas de tejidos	2125	113.354	106.163		
Ventas prendas	2130	828.224	766.537		
Vtas otros pdos y ss. Pp.	2135	16.850	13.485		
Devolución de ventas	2140	-69.357	-66.247		
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I. N. C. N	2150	889.071	819.938	2.405.775	1.979.296
Mercado Interior	2160	376.125	393.687	1.334.650	1.139.921
Exportación: Unión Europea	2170	326.542	252.467	730.949	564.291
Países O.C.D.E.	2173	108.326	97.822	248.482	208.954
Resto Países	2175	78.078	75.962	91.694	66.130

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	683	639	42.306	35.349

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos: composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios: comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma: explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Ver anejo sobre la evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos efectivamente pagados desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de euros)
Acciones Ordinarias	3100	2,3	0,35	218.151
Acciones Preferentes	3110			
Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1.Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2.Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3.Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.).	3220	X	
4.Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5.Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6.Cambios de los Administradores o del Consejo de Administración.	3250	X	
7.Modificaciones de los Estatutos Sociales.	3260	X	
8.Transformaciones, fusiones o escisiones.	3270		X
9.Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10.Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290		X
11.Situaciones concursales, suspensiones de pagos, etc.	3310		X
12.Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13.Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.).	3330		X
14.Otros hechos significativos.	3340	X	

(*)Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRBV.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)
Con fecha valor 22 de julio de 2004 se distribuyó un dividendo por un importe bruto de 35 céntimos de euro por acción con cargo a los resultados de 2003.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 3

Inditex ha elevado la participación hasta una posición mayoritaria en dos de sus joint ventures, Zara Japan Corp. (Japón, pasando del 50% al 85% de participación) y Zara Italia Srl. (Italia, pasando del 51% al 80% de participación).

PUNTO 6

-El Consejo de Administración de la Sociedad, en su reunión celebrada el 10 de junio de 2004, acordó aceptar la dimisión presentada por ROSP CORUNNA, S.L., a través de su representante Dña. Rosalía Mera Goyenechea, como vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.), haciéndose constar en el acta de dicha sesión el agradecimiento a Dña. Rosalía Mera Goyenechea por los servicios prestados a la Sociedad y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

-La Junta General Ordinaria de Accionistas, celebrada el día 16 de julio de 2004, acordó aprobar, ante la inminente caducidad de sus respectivos nombramientos y con el informe favorable de la Comisión de Nombramientos y Retribuciones, el cese y la reelección de D. Juan Carlos Rodriguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de dicha Junta General.

-El Consejo de Administración, en su reunión celebrada el día 16 de julio de 2004, teniendo en cuenta el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración de la Sociedad por el plazo de cinco años acordada por la Junta General de accionistas celebrada ese mismo día, procedió al nombramiento de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como miembros de su Comisión Ejecutiva.

PUNTO 7

Modificaciones de los Estatutos Sociales de la Compañía aprobadas por la Junta General Ordinaria de Accionistas, celebrada el día 16 de julio de 2004:

-Se eliminó el inciso inicial de los apartados 1 y 4 del artículo 6, que hacían referencia a la suspensión de la eficacia de dicho precepto, regulador de la emisión de acciones sin voto, rescatables y privilegiadas, hasta la admisión a cotización de las acciones de la Sociedad en Bolsa, toda vez que dicha circunstancia ya se produjo en mayo de 2001.

-Se sustituyó en el apartado 2 del artículo 8 la referencia al Servicio de Compensación y Liquidación de Valores y a sus entidades adheridas por la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. y sus entidades participantes, a fin de adaptar la redacción del precepto estatutario a la terminología empleada en el artículo 44 bis de la Ley del Mercado de Valores en su redacción dada por la Ley 44/2002, de 22 de noviembre.

-Se realizaron diversas modificaciones en el artículo 10. En primer lugar, se introdujo un nuevo apartado segundo, habilitando los aumentos de capital con contraprestación mixta, esto es, parcialmente con cargo a nuevas aportaciones y parcialmente con cargo a beneficios o reservas libres. En segundo término, se incluyó un nuevo apartado 4 relativo a la reducción de capital mediante amortización de acciones, aclarando, con el fin de evitar dudas interpretativas, las mayorías de voto necesarias para la aprobación de esta clase de operaciones y reforzando la regulación legal con ciertas garantías adicionales relativas a la determinación de las acciones afectadas y al precio de amortización, en protección de los intereses de los accionistas. Además, se previó expresamente en el apartado 5, de nueva redacción, la posibilidad de abonar en especie las aportaciones en caso de reducción de capital, en las mismas condiciones previstas en el artículo 39 para los dividendos en especie, lo que podría permitir la eventual realización de operaciones de distribución de activos a los accionistas si se estimara conveniente para el interés social. Finalmente, en el nuevo apartado 6 se confirmó la facultad que asiste a la Sociedad de garantizar emisiones de valores por parte de sus filiales, lo que constituye una práctica habitual en los mercados financieros.

-Se reformó el apartado 2 del artículo 12 a fin de aclarar, en primer término, que el derecho de suscripción preferente puede excluirse no sólo en las emisiones de acciones sino también en las de obligaciones convertibles y, en segundo lugar, para reflejar ciertas pautas interpretativas que se estima pueden facilitar la valoración del requisito del interés social que debe concurrir para la supresión del derecho de suscripción preferente.

-Se añadió un nuevo apartado 2 al artículo 14, conforme al cual se configura al Consejo de Administración como el supremo órgano de supervisión y control de la Sociedad, que confía la gestión ordinaria de los negocios a los órganos delegados y al equipo directivo, regla que ya venía recogida en el Reglamento del Consejo de Administración de la Sociedad desde su aprobación inicial en julio del año 2000.

-Se corrigió en el artículo 17 la referencia interna que el apartado 2 del mismo efectuaba al apartado 1, sustituyendo la palabra "párrafo" por "apartado".

-Se reformó el artículo 18, a fin de eliminar el requisito de ser titular de un mínimo de 50 acciones de la Sociedad para tener derecho de asistencia a las Juntas Generales. La reforma implicó la modificación del apartado 1 del citado artículo, para suprimir la referencia a dicho requisito, y la desaparición del apartado 2 del precepto, relativo a la posibilidad para los accionistas titulares de un número de acciones inferior a 50 de agrupar sus acciones o conferir su representación a otro accionista que sí gozase de derecho de asistencia, por ser innecesario.

-Se modificó el artículo 20 en diversos aspectos. En primer lugar, se introdujo un nuevo apartado 2 para contemplar la posibilidad para los accionistas de conferir su representación para asistir a la Junta General por medios postales o electrónicos, remitiendo la regulación de este supuesto al artículo regulador de la emisión del voto postal o electrónico por razones de economía y dada la analogía de ambos supuestos. En el apartado 4 se reformuló la norma contemplada actualmente en el apartado 3, conforme a la que la asistencia del accionista representado revoca la representación conferida por éste, a fin de tener en cuenta la posibilidad de emitir el voto por medios de comunicación a distancia. Los apartados 5 y 7 regulan los supuestos en que el representante del accionista, pertenezca o no al Consejo de Administración, se encuentre en una situación de conflicto de interés. En estos supuestos, a fin de evitar que las instrucciones de voto del accionista puedan quedar privadas de efectividad por razones que afecten al representante, se articula un orden de sustituciones en la representación incluyendo, sucesivamente, al Presidente y Secretario de la Junta y al Director de Mercado de Capitales. Finalmente, en el apartado 6 se incluyó una regla objetiva de determinación del sentido del voto del accionista en caso de ausencia de instrucciones expresas al representante, entendiendo que lo más coherente con su voluntad, cuando se trata de propuestas sobre puntos incluidos en el orden del día, es considerar que el accionista desea votar a favor de las propuestas que presenta el Consejo de Administración, mientras que si se trata de puntos no incluidos en el orden del día el accionista desea votar en contra ya que, de otro modo, habría dado instrucciones expresas de presentar tales propuestas él mismo o de votar a favor de las mismas si las planteara otro accionista.

-Como consecuencia de la introducción de un nuevo artículo 23 en los Estatutos sociales regulador del voto a distancia por medios postales o electrónicos, se trasladó, por razones sistemáticas, el apartado 6 del actual artículo 22 a dicho nuevo artículo 23, como enunciación general del régimen de adopción de los acuerdos por la Junta General. Ello conllevó la supresión del inciso "Adopción de acuerdos" del título del artículo.

-Atendiendo a las recomendaciones del Informe Aldama y haciendo uso de la posibilidad que ahora contempla la Ley de Sociedades Anónimas, se incorporó un nuevo artículo 23, relativo al régimen de adopción de acuerdos por la Junta General, regulando las condiciones y la forma de emisión por los accionistas del voto por medios postales o electrónicos. El precepto regula las disposiciones mínimas de funcionamiento de los procedimientos de voto a distancia, habilitando al Consejo de Administración para determinar, atendido el estado de la técnica y los medios disponibles, el momento a partir del cual los accionistas podrán hacer uso de estas vías, por considerar que existen garantías suficientes de identificación del accionista que ejerce su derecho de voto y de seguridad y autenticidad de su declaración de voluntad. El Consejo de Administración también queda facultado para el desarrollo de las previsiones estatutarias en función de la normativa que al respecto pudiera dictarse y conforme a la evolución de los medios técnicos. En todo caso, se establecen las condiciones de admisibilidad de los votos emitidos por estos medios, exigiéndose la remisión de la tarjeta con firma autógrafa en el caso del voto postal y la utilización de firma electrónica en el caso de voto electrónico, todo ello en aras a asegurar la identificación del accionista que ejercita el derecho al voto. Se prevé asimismo la antelación mínima con la que deberán recibirse por la Sociedad los votos emitidos a distancia para su efectivo cómputo. Además, se regulan las relaciones entre el voto a distancia y la

representación. de una parte. y la asistencia física del accionista. por otra. estableciendo las prioridades adecuadas entre unas y otras figuras para evitar posibles conflictos o duplicidad en las votaciones. También se prevé. como forma de revocación del voto efectuado por correspondencia postal o electrónica. la remisión posterior de un voto en sentido distinto.

-Se reformó el artículo 24 (que tras la renumeración de los artículos ha pasado a ser el artículo 25) con objeto de incorporar ciertas disposiciones de obligado cumplimiento en materia de gobierno corporativo. Así. se introdujo un nuevo apartado 2 en el que se establece. conforme exige la Ley de Transparencia. la necesidad de que el Consejo de Administración disponga de un reglamento interno que desarrolle las previsiones legales y estatutarias. del que deberá informar a la Junta General de accionistas. En el apartado 3 del precepto actual. que pasó a numerarse como apartado 4. se desarrolla en mayor detalle la obligación del Consejo de Administración. ya contemplada desde la reforma estatutaria del año 2003. de elaborar un informe anual de gobierno corporativo. concretando el momento de su aprobación y puesta a disposición de los accionistas e inversores. en línea con lo prevenido en la normativa de desarrollo de la Ley de Transparencia.

-Se reformó el artículo 27 (que tras la renumeración de los artículos ha pasado a ser el artículo 28) para subsanar en el apartado 4 la remisión indebida al artículo 25.3. y se tuvo en cuenta la nueva numeración del artículo 29.2 que pasa a ser el 30.2.

-Se añadió el término "gestión" en el apartado 2 del artículo 28 (que ha pasado a ser el artículo 29 tras la renumeración) para hacerlo plenamente coherente con el apartado precedente. relativo a las facultades del Consejo de Administración.

-Se modificó el apartado 1 del artículo 30 (que tras la renumeración se ha convertido en el artículo 31) a fin de prever que el Comité de Auditoría y Control habrá de estar necesariamente formado en su integridad por consejeros independientes. regla que ya estaba contemplada expresamente en el artículo 14 del Reglamento del Consejo de Administración. del que se transcribió a los Estatutos. desde el mes de marzo de 2003.

-Se introdujo un nuevo artículo 32 relativo a la Comisión de Nombramientos y Retribuciones. que ya era objeto de regulación en el artículo 15 del Reglamento del Consejo de Administración. a fin de observar una simetría con el Comité de Auditoría y Control. De esta forma. se regula la composición. competencias y régimen básico de funcionamiento de la Comisión de Nombramientos y Retribuciones que. al igual que el Comité de Auditoría y Control. habrá de estar formada exclusivamente por consejeros independientes.

-Se introdujo un nuevo artículo 34. relativo a la página web de la Sociedad. en el que se reconoce estatutariamente el compromiso de la Sociedad de mantener una página web como cauce de información con sus accionistas y la comunidad financiera en general. y se establece el contenido mínimo de la misma de forma coherente con las disposiciones de desarrollo de la Ley de Transparencia en esta materia.

-Se reformó el artículo 36 (que ha pasado a ser el artículo 39 tras la renumeración de los artículos) a fin de habilitar la posibilidad de que. si la Junta General lo estima conveniente y se cumplen ciertas garantías sobre la homogeneidad. liquidez y valoración de los activos a distribuir. puedan abonarse dividendos en especie a los accionistas. lo que podría permitir la eventual realización de operaciones convenientes para el interés social.

-Se modificó el artículo 42 (que ha pasado a ser el 45 tras la renumeración) con la finalidad de mejorar la redacción del precepto. añadiéndose una preposición "entre" involuntariamente omitida en la relación de sujetos vinculados por la cláusula de sumisión al fuero del domicilio social.

-Teniendo en cuenta la introducción de tres nuevos artículos estatutarios (números 23. 32 y 34). se procedió a una nueva numeración de artículos. manteniendo todos ellos su redacción. desde el antiguo artículo 23 "Actas y certificaciones". hasta el final del articulado.

PUNTO 14

-Con fecha 10 de junio de 2004 se comunicó el cambio habido en el Consejo de Administración.

-Con fecha 11 de junio de 2004 se comunicaron tanto los acuerdos de aprobación de la propuesta de modificación parcial del Texto Refundido del Reglamento del Consejo de Administración (remitiendo copia del mismo a la CNMV) y de

ampliación del número de componentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones a cuatro y cinco miembros, respectivamente, como la identidad de los consejeros independientes designados como nuevos miembros de dichos Comité y Comisión.

-Con fecha 15 de junio de 2004 se publicó en la página web de la CNMV el Informe Anual sobre Gobierno Corporativo del ejercicio 2003, remitido por la sociedad el 11 de junio de 2004.

-Con fecha 24 de junio de 2004 se comunicó el acuerdo del Consejo de Administración de convocar Junta General Ordinaria de Accionistas en la sede social el día 16 de julio de 2004, a las 12 horas, en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria, así como los asuntos incluidos en el orden del día de la misma, adjuntando el texto del anuncio de convocatoria.

-Con fecha 16 de julio de 2004 se comunicaron los acuerdos adoptados por la Junta General Ordinaria de Accionistas de la Sociedad celebrada ese día, que fueron los siguientes:

·Aprobación de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2003, finalizado el 31 de enero de 2004, así como de la gestión social.
·Aprobación de la aplicación del resultado del ejercicio y distribución de dividendos.
·Dimisión de Consejero. Reelección de miembros del Consejo de Administración.
·Modificación de los Estatutos Sociales.
·Modificación del Reglamento de la Junta General de Accionistas.
·Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
·Otorgamiento de facultades para ejecución de acuerdos.

Como octavo punto del Orden del Día, que no fue objeto de votación dado su carácter meramente informativo, el Consejo de Administración, en cumplimiento de lo dispuesto por el artículo 115 de la Ley del Mercado de Valores, en su nueva redacción dada por el artículo primero de la Ley 26/2003, informó a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración de la Sociedad.

-Se adjunta fichero en formato word en el que se recogen las transacciones con partes vinculadas.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL
(GENERAL)

- Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

- Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

- Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del periodo correspondiente al ejercicio anterior.

- La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

- Definiciones:

(1) Las distintas rúbricas que componen el Inmovilizado se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a 12 meses deberán reclasificarse, dentro de la rúbrica correspondiente, en Acreedores a Corto Plazo.

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica Otros Ingresos se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica Gastos Externos y de Explotación se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores

(arrendamientos, reparaciones, transportes, seguros, energía, etc.)los tributos , (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc: excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los articulos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) Las Dotaciones para Amortizaciones y Provisiones Financieras comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial o material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los Resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.

* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas Resultados y Diferencias de Conversión (aparece únicamente en consolidación) recogerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

INDITEX

Anejo a la información del primer semestral de 2004 sobre la evolución de los negocios del emisor

- La Cifra de Negocios alcanza 2.405,8 millones de €, un 22% superior al primer semestre de 2003. Con tipos de cambio constantes, el crecimiento de las ventas habría sido del 23%.
- Las ventas en tiendas comparables crecieron un 8% respecto al primer semestre del ejercicio anterior.
- El Margen Bruto crece hasta 1.251,9 millones de €, un 27% mayor, y representa el 52,0% de las ventas.
- El EBITDA crece un 28% hasta 430,1 millones de €.
- El Resultado de operaciones (EBIT) asciende a 286,5 millones de €, un 28% mayor que en el primer semestre de 2003.
- El Beneficio Neto alcanza 188,0 millones de €, un 29% superior (Beneficio por acción de 30,2 céntimos de euro).
- Apertura de 115 tiendas en el primer semestre de 2004. El Grupo estima la apertura de entre 325 y 365 tiendas en el ejercicio 2004 (364 aperturas en el ejercicio 2003).

El presente documento tiene carácter puramente informativo y no constituye una oferta de venta, de canje o de adquisición, ni una invitación a formular ofertas de compra, sobre valores emitidos por ninguna de las sociedades mencionadas.

La información recogida en el presente documento puede contener manifestaciones sobre intenciones, expectativas o previsiones futuras. Todas aquellas manifestaciones, a excepción de aquellas basadas en datos históricos, son manifestaciones de futuro, incluyendo, entre otras, las relativas a nuestra posición financiera, estrategia de negocio, planes de gestión y objetivos para operaciones futuras. Dichas intenciones, expectativas o previsiones están afectadas, en cuanto tales, por riesgos e incertidumbres que podrían determinar que lo que ocurra en realidad no se corresponda con ellas.

Entre estos riesgos se incluyen, entre otros, la competencia del sector, las preferencias y las tendencias de gasto de los consumidores, las condiciones económicas y legales, las restricciones al libre comercio y/o la inestabilidad política en los distintos mercados donde está presente el Grupo Inditex o en aquellos países donde los productos del Grupo son fabricados o distribuidos.

Los riesgos e incertidumbres que podrían potencialmente afectar la información facilitada son difíciles de predecir. La compañía no asume la obligación de revisar o actualizar públicamente tales manifestaciones en caso de que se produzcan cambios o acontecimientos no previstos que pudieran afectar a las mismas.

La compañía facilita información sobre estos y otros factores que podrían afectar las manifestaciones de futuro, el negocio y los resultados financieros del Grupo Inditex, en los documentos que presenta ante la Comisión Nacional del Mercado de Valores de España. Se invita a todas aquellas personas interesadas a consultar dichos documentos.

1. Cuenta de resultados consolidada

Grupo Inditex

Cuenta de resultados del primer semestre de 2004

Datos en millones de euros

	1er Sem 2004 (*)	1er Sem 2003 (*)	Var % 04/03	Año 2003
Cifra de negocios	2.405,8	1.979,3	22%	4.598,9
Coste de ventas	(1.153,9)	(990,0)		(2.293,0)
Margen bruto	**1.251,9**	**989,3**	**27%**	**2.306,0**
Margen Bruto porcentual	*52,0%*	*50,0%*		*50,1%*
Gastos operativos	(821,8)	(653,8)	26%	(1.432,5)
Cash flow de explotación (EBITDA)	**430,1**	**335,5**	**28%**	**873,5**
Margen EBITDA	*17,9%*	*17,0%*		*19,0%*
Amortizaciones	(125,8)	(100,8)	25%	(221,2)
Amortización fondo de comercio	(5,4)	(4,8)		(9,4)
Provisiones	(12,5)	(6,2)		(15,9)
Resultado de operaciones (EBIT)	**286,5**	**223,7**	**28%**	**627,0**
Margen EBIT	*11,9%*	*11,3%*		*13,6%*
Resultado financiero neto	(10,3)	(2,0)		(7,9)
Resultado ordinario	**276,2**	**221,7**	**25%**	**619,1**
Margen Ordinario	*11,5%*	*11,2%*		*13,5%*
Resultados extraordinarios	(1,9)	(13,0)		(5,7)
Beneficio antes de impuestos	**274,3**	**208,7**	**31%**	**613,4**
Margen antes de impuestos	*11,4%*	*10,5%*		*13,3%*
Impuestos	(82,3)	(60,5)		(164,8)
Beneficio consolidado	**192,0**	**148,2**	**30%**	**448,6**
	8,0%	*7,5%*		*9,8%*
Resultado atribuido a la minoría	(4,0)	(2,1)		(2,2)
Beneficio atribuido a la sociedad dominante	**188,0**	**146,1**	**29%**	**446,5**
Margen Neto	*7,8%*	*7,4%*		*9,7%*
Beneficio por acción, céntimos de euro (**)	**30,2**	**23,4**	**29%**	**71,6**

(*) Datos sin auditar

(**) Calculado sobre 623.330.400 acciones

2. Balances de situación consolidados resumidos

Grupo Inditex
Balance de situación consolidado al 31 de julio de 2004
Datos en millones de euros

	31 julio 2004 (*)	31 julio 2003 (*)	31 enero 2004
ACTIVO			
Inmovilizado neto (**)	2.305,4	1.949,2	2.118,3
Fondo de comercio	89,6	57,9	53,3
Gastos a distribuir en varios ejercicios	21,7	14,6	17,9
Total activo fijo	**2.416,7**	**2.021,7**	**2.189,4**
Existencias	536,8	513,3	486,4
Deudores	239,0	146,5	328,9
Inversiones fin. temporales y tesorería	297,2	319,8	496,4
Ajustes por periodificación	8,0	9,7	9,3
Total activo circulante	**1.081,1**	**989,3**	**1.320,9**
TOTAL ACTIVO	**3.497,8**	**3.011,1**	**3.510,4**
PASIVO			
Fondos propios	**2.068,7**	**1.819,7**	**2.105,9**
Minoritarios, ingresos a distribuir y provisiones	95,9	70,9	80,0
Deuda financiera a largo plazo	152,5	143,3	156,6
Otras deudas a largo plazo	77,6	41,8	75,2
Pasivo largo plazo	**326,0**	**255,9**	**311,7**
Deuda financiera a corto plazo	156,3	105,2	81,5
Acreedores comerciales y no comerciales	946,8	830,3	1.011,2
Pasivo a corto plazo	**1.103,1**	**935,6**	**1.092,7**
TOTAL PASIVO	**3.497,8**	**3.011,1**	**3.510,4**

(*) Datos sin auditar

(**) Incluye autocartera por 0,45 millones de euros

3. Comentarios a los resultados consolidados

Cifra de negocios

Las ventas ascendieron a 2.405,8 millones de €, lo que representa un crecimiento del 22%, debido al crecimiento de ventas en tiendas comparables (+7,9%), al aumento de espacio (+15,3%) y al efecto de traslación de divisa (-1,7%). El crecimiento de la cifra de negocios a tipos de cambio constantes fue del 23%.

El detalle de las aperturas y tiendas existentes al final del periodo es el siguiente:

Formato	Aperturas Netas		Tiendas existentes	
	1er Sem. 2004	1er Sem. 2003	31 Jul 2004	31 Jul 2003
ZARA	27	30	653	561
KIDDY´S CLASS	13	17	116	76
PULL & BEAR	5	26	355	322
MASSIMO DUTTI	10	17	307	267
BERSHKA	19	28	272	225
STRADIVARIUS	16	20	207	173
OYSHO	10	(1)	86	71
ZARA HOME	15	0	41	0
Total	**115**	**137**	**2.037**	**1.695**

Las ventas en tiendas internacionales ascendieron al 55,4% del total (53,9% en el mismo periodo del ejercicio anterior). El área de mayor crecimiento del Grupo continúa siendo Resto de Europa, que representa ya el 36,2% de las ventas totales (34,5% en el mismo periodo del ejercicio anterior).

Ventas en tiendas comparables

Las ventas en superficie comparable del grupo crecieron un 8% respecto al mismo periodo del ejercicio anterior. Dicho incremento comprende la evolución de ventas en las tiendas de cualquier formato del Grupo que estuvieron abiertas durante la totalidad del primer semestre de los ejercicios 2004 y precedente, convertidas a tipo de cambio constante. Las ventas computadas en el cálculo del incremento de ventas en superficie comparable ascienden al 69% del total.

La evolución de esta magnitud en los últimos ejercicios ha sido la siguiente:

	Incremento de ventas en superficie comparable						
	2004	2003	2002	2001	2000	1999	1998
Primer semestre	8%	7%	12%	9%	13%	6%	13%
Segundo semestre		(2%)	10%	9%	9%	5%	12%
Año completo		1%	11%	9%	9%	5%	11%

El crecimiento de ventas en tiendas comparables ha sido satisfactorio en todas las cadenas del Grupo, excepto en Kiddy's Class.

Por áreas geográficas, el crecimiento de ventas en superficie comparable ha sido superior a la media en los países de entrada más reciente y marginalmente inferior a la media en los países en los que el Grupo tiene mayor presencia.

Ventas por formatos

A continuación se muestra un detalle de la cifra de negocios por formatos correspondiente al primer semestre del ejercicio y su variación respecto al primer semestre del ejercicio anterior:

	Ventas por formato (Millones de euros)			Peso específico (%)	
Formato	**1er Sem. 2004**	**1er Sem. 2003**	**Var % 04/03**	**1er Sem. 2004**	**1er Sem. 2003**
ZARA	1.644,3	1.406,7	17%	68,3%	71,1%
KIDDY'S CLASS	48,4	35,9	35%	2,0%	1,8%
PULL & BEAR	154,6	119,3	30%	6,4%	6,0%
MASSIMO DUTTI	212,2	160,5	32%	8,8%	8,1%
BERSHKA	211,3	168,5	25%	8,8%	8,5%
STRADIVARIUS	89,0	68,4	30%	3,7%	3,5%
OYSHO	29,9	20,0	50%	1,2%	1,0%
ZARA HOME	16,0	--	n/a	0,7%	n/a
Total ventas	**2.405,8**	**1.979,3**	**22%**	**100,0%**	**100%**

El mayor crecimiento proporcional de ventas de los formatos más jóvenes hacen que aumente su peso específico en las operaciones totales del Grupo.

Zara muestra el impacto más elevado por efecto traslación de divisa, debido a que es la cadena del Grupo con mayor peso de ventas en tiendas internacionales. El crecimiento de las ventas de Zara a tipos de cambio constantes fue del 19%.

Margen Bruto

El margen bruto del primer semestre de 2004 ha ascendido a 1.251,9 millones de €, un 27% más que en el mismo periodo de 2003. Como proporción sobre las ventas, el margen bruto asciende al 52,0%, frente al 50,0% del primer semestre de 2003.

El incremento de 205 puntos básicos en el margen bruto se debe principalmente a la mejora de los marcajes y al menor peso del periodo de saldo de la campaña de verano, tanto por menor número de unidades vendidas en rebajas, como por un descuento inferior al del pasado año. Este comportamiento de las ventas ha permitido el adelanto de la introducción de algunos rangos de la colección de Otoño – Invierno. El impacto de los tipos de cambio, inferior al del año pasado, ha sido además compensado mediante aumentos de precios en aquellos países que vieron depreciadas sus divisas en trimestres anteriores.

En las circunstancias actuales, el Grupo estima que la recuperación del margen bruto obtenida en el primer semestre es sostenible para el conjunto del ejercicio.

Resultado de operaciones (EBIT)

El EBIT de este semestre alcanza los 286,5 millones de €, lo que supone un crecimiento del 28%.

El margen EBIT se ha situado en el 11,9% de las ventas, con una mejora de 61 puntos básicos, debido a la expansión del margen bruto y a la evolución de los costes operativos.

Los costes operativos han crecido de acuerdo con el presupuesto, e incluyen todos los gastos de lanzamiento de nuevas tiendas (esencialmente alquileres y salarios pagados por tiendas todavía no abiertas), así como gastos adicionales originados por la entrada en funcionamiento del segundo centro de distribución para Zara en Julio de 2003.

Las provisiones ordinarias cargadas en la cuenta de resultados responden, principalmente, a las estimaciones del Grupo sobre la baja de activos no amortizados como consecuencia de las previsiones de reforma de tiendas antes de finalizar su vida útil económica.

Todas las cadenas presentan un crecimiento del EBIT consistente con el comportamiento de sus ventas, excepto Kiddy's Class, donde la tasa de crecimiento del beneficio es inferior a la de crecimiento de ventas.

Resultado ordinario

El resultado ordinario del primer semestre del 2004 se ha situado en 276,2 millones de euros, lo que supone un incremento del 25% respecto al mismo periodo del ejercicio anterior.

El resultado financiero neto presenta el siguiente desglose:

Millones de euros	Primer Sem 2004	Primer Sem 2003	Año 2003
Gastos financieros netos	(3,0)	(1,9)	(3,4)
Diferencias de cambio netas	(7,3)	(0.1)	(4.6)
Resultados sociedades puestas en equivalencia	0,0	0,0	0.1
Total	**(10,3)**	**(2,0)**	**(7,9)**

La evolución de los gastos financieros es consistente con la evolución de la posición financiera.

Las diferencias de cambio negativas, ya reconocidas en los resultados del primer trimestre del ejercicio, corresponden principalmente al impacto de la devaluación del bolívar venezolano en febrero de 2004.

Beneficio atribuible

El beneficio atribuible asciende a 188,0 millones de €, un 29% más que el primer semestre del año anterior.

La tasa fiscal estimada para el primer semestre de 2004 se corresponde con la mejor estimación posible en el momento actual para el conjunto del ejercicio.

A efectos de comparación, se recuerda que los resultados extraordinarios del primer semestre de 2003 incluían el aumento de provisiones por importe de 10 millones de euros, relacionado con la incertidumbre existente en ciertos países sudamericanos, que fueron revertidas en el último trimestre de 2003 al no materializarse dichos riesgos.

4. Comentarios al balance de situación

El Balance consolidado de INDITEX mantiene el fondo de maniobra operativo negativo, consecuencia del modelo de negocio, y continúa prácticamente sin

deuda financiera neta, a pesar del dividendo ordinario y extraordinario distribuido a los accionistas el pasado 22 de Julio.

La posición financiera es la siguiente:

POSICIÓN DE CAJA (DEUDA) FINANCIERA NETA (Millones de euros)			
Epígrafe	31 julio 2004	31 julio 2003	31 enero 2004
Inversiones financieras temporales y tesoreria	297,2	319,8	502,9
Deuda financiera a largo plazo	(152,5)	(143,3)	(156,6)
Deuda financiera a corto plazo	(156,3)	(105,2)	(81,5)
Gastos financieros diferidos	3,0	2,2	3,5
CAJA (DEUDA) FINANCIERA NETA	**(8,6)**	**73,5**	**268,3**

La evolución del fondo de maniobra es la siguiente:

FONDO DE MANIOBRA (Millones de euros)			
Epígrafe	31 julio 2004	31 julio 2003	31 enero 2004
Existencias	536,8	513,3	486,4
Deudores	239,0	146,5	328,9
Ajustes por periodificación	8,0	9.7	9.3
Acreedores a corto plazo	(946,8)	(830,3)	(1.011,2)
Fondo de maniobra operativo	**(162,9)**	**(160,8)**	**(186,6)**
Tesoreria e inversiones fin. temporales	297,2	319,8	496,4
Deuda financiera a corto plazo	(156,3)	(105,2)	(81,5)
Fondo de maniobra financiero	**141,0**	**214,6**	**414,9**
Fondo de maniobra total	**(22,0)**	**53,8**	**228,2**

5. Otras informaciones

Aperturas estimadas e inversión prevista

A la fecha actual, el Grupo estima la apertura de entre 325 y 365 tiendas en el ejercicio 2004, incluyendo las abiertas durante el primer semestre. El detalle de dichas aperturas es el siguiente:

	Aperturas previstas en 2004				
Formato	**Rango**			**% Internacional**	**Total 2003**
ZARA	**100**	-	**105**	**80%**	95
KIDDY'S CLASS	**25**	-	**30**	**10%**	44
PULL & BEAR	**30**	-	**35**	**25%**	54
MASSIMO DUTTI	**35**	-	**40**	**50%**	47
BERSHKA	**50**	-	**55**	**50%**	56
STRADIVARIUS	**30**	-	**35**	**10%**	38
OYSHO	**25**	-	**30**	**25%**	4
ZARA HOME	**30**	-	**35**	**5%**	26
Total	**325**	-	**365**		**364**

El presupuesto de inversiones para el conjunto del ejercicio asciende a entre 650 y 700 millones de euros, de los que se ha materializado durante el primer semestre un total de 350 millones de €, aproximadamente, incluyendo el desembolso de 56 millones de euros por el incremento de participación en Zara Japón y Zara Italia.

Inicio del segundo semestre de 2004

Durante las 7 semanas transcurridas desde el inicio del segundo semestre de 2004, que históricamente representan el 8% de las ventas del año, el crecimiento de las ventas está en línea con las expectativas iniciales de la Dirección, teniendo en cuenta su evolución en el mismo periodo del año anterior.

Sin embargo, el comportamiento de las ventas en el conjunto del segundo semestre no puede ser determinado hasta que no hayan pasado el período de Navidad y las posteriores rebajas, debido al importante peso de las ventas en esas fechas.

En las circunstancias actuales, Inditex estima un crecimiento de las ventas para el conjunto del ejercicio 2004 de entre el 23% y el 25%. Este incremento viene influenciado en alguna medida por la debilidad del comparable del segundo semestre de 2003. Por este motivo, el Grupo considera que el crecimiento de ventas de este ejercicio es extraordinario, y que su comportamiento en el próximo ejercicio estará más de acuerdo con los objetivos de crecimiento a largo plazo.

* * * * *

Los resultados de los nueve primeros meses del ejercicio 2004 se harán públicos el día 14 de diciembre de 2004.

Para más información:

Departamento de Relación con Inversores
INDITEX
José Mª Álvarez
Tel + 34 981 185 364
r.inversores@inditex.com

ANEXO SOBRE OPERACIONES REALIZADAS POR LA SOCIEDAD CON PARTES VINCULADAS, AL AMPARO DE LO ESTABLECIDO POR EL ARTÍCULO 35 DE LA LEY 24/1988, SEGÚN REDACCIÓN DADA POR LA LEY 44/2002, DE MEDIDAS DE REFORMA DEL SISTEMA FINANCIERO

Durante el primer semestre de 2003, el importe satisfecho por el Grupo en concepto de alquileres correspondientes a diversos locales comerciales arrendados tanto por personas como por sociedades vinculadas a uno de los Consejeros de INDUSTRIA DE DISEÑO TEXIL, S.A. (INDITEX, S.A.) ascendió a 2.557.488,46 euros. La mayor parte de los contratos de arrendamiento de dichos locales fueron firmados con anterioridad al año 1994 y su vencimiento se producirá entre 2014 y 2016. La existencia de dichos contratos se puso de manifiesto en el folleto informativo de la OPV de Inditex, registrado en la Comisión Nacional del Mercado de Valores el 27 de abril de 2001 y en las memorias anuales de los ejercicios 2001, 2002 y 2003.

Por otra parte, ZARA ESPAÑA, S.A. y una sociedad vinculada a uno de los Consejeros de INDITEX, S.A. adquirieron el local comercial y las plantas de oficinas, respectivamente, del edificio sito en Paseo de Gracia 16, Barcelona. El precio de compra fue de 55.000.000 euros, de los que 22.850.000 euros correspondían a la parte comercial del edificio y 32.150.000 euros a las plantas de oficinas. Dicha operación no implicó realmente un conflicto de intereses entre ambas compradoras, dado que en definitiva ZARA ESPAÑA, S.A. compró la parte comercial del edificio y la otra sociedad las plantas de oficinas, formulando una de ellas una oferta conjunta sólo porque así lo exigía el procedimiento impuesto por la vendedora, pero sin que en ningún momento hayan existido intereses contrapuestos ni comunidad de explotación del edificio que pudieran dar lugar a una situación de conflicto.

Finalmente, INDITEX, S.A. vendió dos fincas y los edificios industriales levantados sobre una de ellas en Badalona, por importe de 5.108.603 euros, a una sociedad controlada por un Directivo del Grupo que es a su vez persona vinculada a uno de los Consejeros de la sociedad matriz. Dichos activos no estaban asociados a la actividad productiva ni eran utilizados por el Grupo en el momento de la compraventa, sino que se trataba de activos dispuestos para su venta.

Las anteriores operaciones se han realizado en condiciones de mercado y no representan, ni en su conjunto ni individualmente consideradas, un importe significativo en relación con la cifra de negocios o con el balance de la Sociedad, habiendo sido las dos últimas, además, expresamente aprobadas por el Consejo de Administración previo informe de la Comisión de Nombramientos y Retribuciones en aras a la máxima transparencia.


SEP 2 9 2004
202

INDITEX, S.A.
INTERIM HALF YEAR 2004 RESULTS

1 February to 31 July 2004

- **Net sales reach €2,405.8 million, 22% higher than 1H03. Sales in constant currency grow by 23%.**

- **Like-for-like sales for 1H04 grow by 8%**

- **Gross profit reach €1,251.9 million, 27% higher. Gross margin is 52.0%.**

- **EBITDA rises 28% to €430.1 million.**

- **Operating income (EBIT) comes to €286.5 million, 28% higher.**

- **Net income reaches €188.0 million (30.2 € cents per share), 29% higher.**

- **Net opening of 115 stores in 1H04. The Group foresees the opening of between 325 and 365 new stores in fiscal year 2004 (364 in FY2003).**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the INDITEX Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the INDITEX Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission).*

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex

Interim first half 2004 profit & loss statement

Millions of euros

	1H 2004 (*)	1H 2003 (*)	Var % 04/03	FY 2003
Net sales	2,405.8	1,979.3	22%	4,598.9
Cost of sales	(1,153.9)	(990.0)		(2,293.0)
Gross profit	**1,251.9**	**989.3**	**27%**	**2,306.0**
Gross margin	*52.0%*	*50.0%*		*50.1%*
Operating expenses	(821.8)	(653.8)	26%	(1432.5)
Operating cash flow (EBITDA)	**430.1**	**335.5**	**28%**	**873.5**
EBITDA margin	*17.9%*	*17.0%*		*19.0%*
Fixed assets depreciation	(125.8)	(100.8)		(221.2)
Goodwill amortisation	(5.4)	(4.8)		(9.4)
Provisions	(12.5)	(6.2)		(15.9)
Operating income (EBIT)	**286.5**	**223.7**	**28%**	**627.0**
EBIT margin	*11.9%*	*11.3%*		*13.6%*
Net financial results	(10.3)	(2.0)		(7.9)
Ordinary income	**276.2**	**221.7**	**25%**	**619.1**
Ordinary margin	*11.5%*	*11.2%*		*13.5%*
Extraordinary income (loss)	(1.9)	(13.0)		(5.7)
Income before taxes	**274.3**	**208.7**	**31%**	**613.4**
EBT margin	*11.4%*	*10.5%*		*13.3%*
Taxes	(82.3)	(60.5)		(164.8)
Net income before minorities	**192.0**	**148.2**	**30%**	**448.6**
	8.0%	*7.5%*		*9.8%*
Minorities	(4.0)	(2.1)		(2.2)
Net income	**188.0**	**146.1**	**29%**	**446.5**
Net income margin	*7.8%*	*7.4%*		*9.7%*
Earnings per share, cents of euro (**)	**30.2**	**23.4**	**29%**	**71.6**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex

Consolidated Balance Sheet as of 31 July 2004

Millions of euros

	31 July 2004 (*)	31 July 2003 (*)	31 January 2004
ASSETS			
Net fixed assets (**)	2,305.4	1,949.2	2,118.3
Goodwill	89.6	57.9	53.3
Deferred charges	21.7	14.6	17.9
Total fixed assets	**2,416.7**	**2,021.7**	**2,189.4**
Inventories	536.8	513.3	486.4
Receivables	239.0	146.5	328.9
Cash & cash equivalents	297.2	319.8	496.4
Accruals	8.0	9.7	9.3
Total current assets	**1,081.1**	**989.3**	**1,320.9**
TOTAL ASSETS	**3,497.8**	**3,011.1**	**3,510.4**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**2,068.7**	**1,819.7**	**2,105.9**
Minority interest, deferred revenues & provisions	95.9	70.9	80.0
Long term financial debt	152.5	143.3	156.6
Other long term payables	77.6	41.8	75.2
Long term liabilities	**326.0**	**255.9**	**311.7**
Short term financial debt	156.3	105.2	81.5
Trade and other non-trade payable	946.8	830.3	1,011.2
Current liabilities	**1,103.1**	**935.6**	**1,092.7**
TOTAL LIABILITIES	**3,497.8**	**3,011.1**	**3,510.4**

(*) Unaudited data

(**) Includes own shares for € 0.45 million.

3. Comments:

3.1 P&L account

- Net sales

Net sales reach €2,405.8 million, 22% higher than in 1H03, due to the like-for-like sales growth (7.9%), to the increase in selling area (15.3%) and despite the currency translation effect (-1.7%). Sales growth in constant currency is 23%.

The breakdown of openings and existing stores at the end of the period is the following:

	Net openings		Total stores	
Concept	1H 2004	1H 2003	31 Jul 2004	31 Jul 2003
ZARA	27	30	653	561
KIDDY'S CLASS	13	17	116	76
PULL & BEAR	5	26	355	322
MASSIMO DUTTI	10	17	307	267
BERSHKA	19	28	272	225
STRADIVARIUS	16	20	207	173
OYSHO	10	(1)	86	71
ZARA HOME	15	0	41	0
Total	**115**	**137**	**2,037**	**1,695**

International store sales reach 55.4% of total (vs. 53.9% in 1H03). The area with the highest growth both in sales and profits is Europe ex-Spain, reaching 36.2% of total store sales vs. 34.5% in 1H03.

- Like-for-like sales (LFL)

The Group's like-for-like sales grow by 8% in 1H04. Like-for-like represents the annual change in store sales of any concept of the Group that were opened for the whole of 1H04 and 1H03, converted to a fixed exchange rate. The like-for-like calculation includes 69% of total stores sales.

Below is the increase in like-for-like sales bi-annually for the last fiscal years:

	LFL sales						
	2004	2003	2002	2001	2000	1999	1998
First Half	8%	7%	12%	9%	13%	6%	13%
Second Half		(2%)	10%	9%	9%	5%	12%
Full Year		**1%**	**11%**	**9%**	**9%**	**5%**	**11%**

Like-for-like sales growth has been satisfactory in all concepts, with the exception of Kiddy's Class.

By geographical areas, like-for-like sales growth is above Group's average in markets where the Group has entered recently, and marginally below the average in core markets.

- Sales by concept

Net sales by concept in 1H04 and 1H03 are shown in the table below:

	Net Sales (Million €)			% on total	
Concept	**1H 2004**	**1H 2003**	**% Chng.**	**1H 2004**	**1H 2003**
ZARA	1,644.3	1,406.7	17%	68.3%	71.1%
KIDDY'S CLASS	48.4	35.9	35%	2.0%	1.8%
PULL & BEAR	154.6	119.3	30%	6.4%	6.0%
MASSIMO DUTTI	212.2	160.5	32%	8.8%	8.1%
BERSHKA	211.3	168.5	25%	8.8%	8.5%
STRADIVARIUS	89.0	68.4	30%	3.7%	3.5%
OYSHO	29.9	20.0	0.5	1.2%	1.0%
ZARA HOME	16.0	--	n/a	0.7%	--
Total sales	**2,405.8**	**1,979.3**	**22%**	**100.0%**	**100%**

The youngest concepts have increased their weight in the Group's total due to their stronger sales growth.

Given the higher weight of international store sales Zara shows the higher currency impact. Zara sales on a constant currency basis is 19%.

- Gross Margin

Gross margin in 1H04 reaches €1,251.9 million, 27% higher, 52.0% on sales vs. 50.0% in 1H03.

The 205 b.p. increase in gross margin is mainly due to higher initial mark-ups and a lower weight of the end of season sale period, due to lower volume and lower markdowns. This sales performance has also resulted in an earlier launch of some Autumn–Winter collection ranges. A lower currency impact versus that of 1H03 has been offset through price increases in those countries with currencies depreciated in previous quarters.

Under current circumstances, Inditex considers that the 205 b.p. recovery in gross margin for the Half Year is sustainable for the whole of FY04.

- Operating income (EBIT)

EBIT in 1H04 reaches €286.5 million, 28% higher than 1H03.

EBIT on sales is 11.9%, with a 61 b.p. increase, due to the gross margin recovery and the operating costs growth.

Operating expenses have grown in accordance with Group's budget, and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open), but also some additional costs involved after the opening of the second distribution centre for Zara in July 2003.

The ordinary provisions charged correspond mainly to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

EBIT growth is in line or above sales growth for all concepts, except for Kiddy's Class.

- Ordinary income

Ordinary income has increased by 25% in 1H04, to reach €276.2 million.

The breakdown of financial results is shown below:

Millions of euros	1 H 2004	1 H 2003	FY 2003
Net financial expenses	(3.0)	(1.9)	(3.4)
Foreign exchange losses	(7.3)	(0.1)	(4.6)
Net losses of companies carried by the equity method	0.0	0.0	0.1
Total	**(10.3)**	**(2.0)**	**(7.9)**

Financial expenses growth is in line with the net financial position performance.

Foreign exchange losses are principally due to the impact of the Venezuelan Bolivar devaluation in February 2004 as shown in the 1Q04 Results.

- Net income

Net income increases by 29% to reach €188.0 million.

The tax rate for 1H04 is the best estimate for FY2004 according with current information.

The decrease in the extraordinary losses is due to the €10 million increase in provisions for general risks and contingencies due to the uncertainty in some South American countries booked in 1H03, finally reversed in Q4 03 as the risks provisioned had not materialized.

3.2 Balance sheet

The consolidated balance sheet of INDITEX maintains the negative working capital, a consequence of the business model. and shows a minimum financial debt, despite both the ordinary and bonus dividends paid to shareholders last 22 July.

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	31 July 2004	31 July 2003	31 January 2004
Cash & cash equivalents	297.2	319.8	502.9
Long term financial debt	(152.5)	(143.3)	(156.6)
Short term financial debt	(156.3)	(105.2)	(81.5)
Deferred financial expenses	3.0	2.2	3.5
NET FINANCIAL CASH (DEBT)	**(8.6)**	**73.5**	**268.3**

The table below shows the breakdown of the working capital at 1H04:

WORKING CAPITAL (Millions of euros)			
Description	31 July 2004	31 July 2003	31 January 2004
Inventories	536.8	513.3	486.4
Receivables	239.0	146.5	328.9
Accruals	8.0	9.7	9.3
Trade and other non-trade payable	(946.8)	(830.3)	(1,011.2)
Operating working capital	**(162.9)**	**(160.8)**	**(186.6)**
Cash & cash equivalents	297.2	319.8	496.4
Short term financial debt	(156.3)	(105.2)	(81.5)
Financial working capital	**141.0**	**214.6**	**414.9**
Total working capital	**(22.0)**	**53.8**	**228.2**

4. Other information

- Expected number of openings and CAPEX

At the present date, the Group estimates the net opening of between 325 and 365 stores in FY2004, including those opened during the first half. A detailed list of the openings is shown below:

Concept	FY 2004 Openings forecast Range			% International	Total 2003
ZARA	100	-	105	80%	95
KIDDY'S CLASS	25	-	30	10%	44
PULL & BEAR	30	-	35	25%	54
MASSIMO DUTTI	35	-	40	50%	47
BERSHKA	50	-	55	50%	56
STRADIVARIUS	30	-	35	10%	38
OYSHO	25	-	30	25%	4
ZARA HOME	30	-	35	5%	26
Total openings	**325**	-	**365**		**364**

Expected **CAPEX for FY2004** is between €650 million and €700 million, of which approximately €350 million have been incurred in 1H04. This figure includes €56 million due to the increase in the stakes in Zara Japan and Zara Italy.

- Beginning of 2H04

During the seven weeks since the begining of the 2H04, historically an 8% of annual trading, sales growth is according to the Group's expectations taking into account the comparable in the beginning of 2H03.

However the real performance of the whole Second Half can't be assessed until the critical Christmas sales and after-Christmas clearance is through, due to the substantial sales volume over that period.

Based on present assumptions Inditex expects top line growth of 23-25% for the whole year. This year´s performance is impacted in some degree by the weakness

of the previous period. The company believes that the growth rate of this year is extraordinary and in the coming year Inditex expects the Group's performance to be in accordance with its long term growth targets.

* * * * *

The Interim nine months 2004 results will be published on 14 December 2004

For more information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
ir@inditex.com


SEC MAIL PROCESSING
RECEIVED
SEP 2 9 2004
WASH. D.C.
202
SECTION

INDITEX

FILE Nº 82-5185

La cifra de negocio alcanzó los 2.405,8 millones de €, un 22% más que en el mismo periodo de 2003

El beneficio neto de Inditex creció un 29% en el primer semestre de 2004

- **El beneficio neto se elevó a 188 millones de euros, 30,2 céntimos por acción**
- **Las ventas en superficie comparable crecieron un 8%**
- **El grupo abrió 115 nuevas tiendas de sus ocho formatos durante el primer semestre y estima la apertura de entre 325 y 365 para el ejercicio 2004**
- **Inditex ha creado 7.000 nuevos empleos en los últimos doce meses, el 60% de ellos en España**

22 de septiembre de 2004.- La cifra de negocio del Grupo Inditex se ha situado en el primer semestre de 2004 en 2.405,8 millones de euros, un 22% más que en el mismo periodo de 2003. Este incremento se ha debido tanto al mayor número de tiendas como al crecimiento de las ventas en tiendas comparables, que ha alcanzado el 8%. El efecto de los cambios de divisa fue del –1,7%, por lo que, con tipos de cambio constantes, el crecimiento hubiera sido del 23%.

El beneficio neto atribuible en este primer semestre se elevó a 188 millones de €, un 29% más que en el mismo periodo del ejercicio anterior. El resultado de operaciones (EBIT) se ha situado en 286,5 millones de €, y el EBITDA en 430,1 millones de €, creciendo ambos un 28%, respecto al primer semestre de 2003. El margen bruto se ha situado en el 52% de las ventas, frente al 50% en el mismo periodo de 2003. El

grupo estima que esta recuperación del margen bruto es sostenible para el conjunto del ejercicio.

Formato	Ventas por formato (Millones de euros)			Peso específico (%)	
	1er Sem. 2004	1er Sem. 2003	Var % 04/03	1er Sem. 2004	1er Sem. 2003
ZARA	1.644,3	1.406.7	17%	68,3%	71,1%
KIDDY'S CLASS	48,4	35,9	35%	2,0%	1,8%
PULL & BEAR	154,6	119,3	30%	6,4%	6,0%
MASSIMO DUTTI	212,2	160,5	32%	8,8%	8,1%
BERSHKA	211,3	168,5	25%	8,8%	8,5%
STRADIVARIUS	89,0	68,4	30%	3,7%	3,5%
OYSHO	29,9	20,0	50%	1,2%	1,0%
ZARA HOME	16,0	--	n/a	0,7%	n/a
Total ventas	**2.405,8**	**1.979,3**	**22%**	**100,0%**	**100%**

Formato	Aperturas Netas		Tiendas existentes	
	1er Sem. 2004	1er Sem. 2003	31 Jul 2004	31 Jul 2003
ZARA	27	30	653	561
KIDDY´S CLASS	13	17	116	76
PULL & BEAR	5	26	355	322
MASSIMO DUTTI	10	17	307	267
BERSHKA	19	28	272	225
STRADIVARIUS	16	20	207	173
OYSHO	10	(1)	86	71
ZARA HOME	15	0	41	0
Total	**115**	**137**	**2.037**	**1.695**

Las ventas en tiendas internacionales han alcanzado el 55,4% del total; las tiendas en Europa (excluyendo España) suponen ya un 36,2% de las ventas, frente al 34,5% del mismo periodo en 2003.

El Grupo estima la apertura de entre 325 y 365 tiendas en el ejercicio 2004, incluyendo las 115 abiertas entre el 1 de febrero y el 31 de julio. En esta fecha, el número de tiendas abiertas de sus ocho cadenas era de 2.037 en 50 países.

El presupuesto de inversiones para el conjunto del ejercicio asciende a entre 650 y 700 millones de €, de los que se ha materializado durante el primer semestre un total de 350 millones de €, que incluyen el desembolso de 56 millones de € por el incremento de las participaciones en Zara Japan y Zara Italia.

Al finalizar el primer semestre de 2004 el Grupo Inditex contaba con 42.306 empleados, 6.958 más que un año antes, 4.072 de ellos correspondientes a nuevos puestos de trabajo en España.

Formato	Aperturas previstas en 2004				Total 2003
	Rango			% Internacional	
ZARA	100	-	105	80%	95
KIDDY'S CLASS	25	-	30	10%	44
PULL & BEAR	30	-	35	25%	54
MASSIMO DUTTI	35	-	40	50%	47
BERSHKA	50	-	55	50%	56
STRADIVARIUS	30	-	35	10%	38
OYSHO	25	-	30	25%	4
ZARA HOME	30	-	35	5%	26
Total	325	-	365		364

Para más información:

Inditex – Comunicación Corporativa
Tel.: +34 981 185 400
e-mail: comunicacion@inditex.com

Grupo Inditex

Cuenta de resultados del primer semestre de 2004

Datos en millones de euros

	1er Sem 2004 (*)	1er Sem 2003 (*)	Var % 04/03	Año 2003
Cifra de negocios	2.405,8	1.979,3	22%	4.598,9
Coste de ventas	(1.153,9)	(990,0)		(2.293,0)
Margen bruto	**1.251,9**	**989,3**	**27%**	**2.306,0**
Margen Bruto porcentual	*52.0%*	*50.0%*		*50.1%*
Gastos operativos	(821,8)	(653,8)	26%	(1.432,5)
Cash flow de explotación (EBITDA)	**430,1**	**335,5**	**28%**	**873,5**
Margen EBITDA	*17.9%*	*17.0%*		*19.0%*
Amortizaciones	(125,8)	(100,8)	25%	(221,2)
Amortización fondo de comercio	(5,4)	(4,8)		(9,4)
Provisiones	(12,5)	(6,2)		(15,9)
Resultado de operaciones (EBIT)	**286,5**	**223,7**	**28%**	**627,0**
Margen EBIT	*11.9%*	*11.3%*		*13.6%*
Resultado financiero neto	(10,3)	(2,0)		(7,9)
Resultado ordinario	**276,2**	**221,7**	**25%**	**619,1**
Margen Ordinario	*11.5%*	*11.2%*		*13.5%*
Resultados extraordinarios	(1,9)	(13,0)		(5,7)
Beneficio antes de impuestos	**274,3**	**208,7**	**31%**	**613,4**
Margen antes de impuestos	*11.4%*	*10.5%*		*13.3%*
Impuestos	(82,3)	(60,5)		(164,8)
Beneficio consolidado	**192,0**	**148,2**	**30%**	**448,6**
	8.0%	*7.5%*		*9.8%*
Resultado atribuido a la minoría	(4,0)	(2,1)		(2,2)
Beneficio atribuido a la sociedad dominante	**188,0**	**146,1**	**29%**	**446,5**
Margen Neto	*7.8%*	*7.4%*		*9.7%*
Beneficio por acción, céntimos de euro (**)	**30,2**	**23,4**	**29%**	**71,6**

(*) Datos sin auditar

(**) Calculado sobre 623.330.400 acciones

Grupo Inditex.

Balance de situación consolidado al 31 de julio de 2004

Datos en millones de euros

	31 julio 2004 (*)	31 julio 2003 (*)	31 enero 2004
ACTIVO			
Inmovilizado neto (**)	2.305,4	1.949,2	2.118,3
Fondo de comercio	89,6	57,9	53,3
Gastos a distribuir en varios ejercicios	21,7	14,6	17,9
Total activo fijo	**2.416,7**	**2.021,7**	**2.189,4**
Existencias	536,8	513,3	486,4
Deudores	239,0	146,5	328,9
Inversiones fin. temporales y tesorería	297,2	319,8	496,4
Ajustes por periodificación	8,0	9,7	9,3
Total activo circulante	**1.081,1**	**989,3**	**1.320,9**
TOTAL ACTIVO	**3.497,8**	**3.011,1**	**3.510,4**
PASIVO			
Fondos propios	**2.068,7**	**1.819,7**	**2.105,9**
Minoritarios, ingresos a distribuir y provisiones	95,9	70,9	80,0
Deuda financiera a largo plazo	152,5	143,3	156,6
Otras deudas a largo plazo	77,6	41,8	75,2
Pasivo largo plazo	**326,0**	**255,9**	**311,7**
Deuda financiera a corto plazo	156,3	105,2	81,5
Acreedores comerciales y no comerciales	946,8	830,3	1.011,2
Pasivo a corto plazo	**1.103,1**	**935,6**	**1.092,7**
TOTAL PASIVO	**3.497,8**	**3.011,1**	**3.510,4**

(*) Datos sin auditar

(**) Incluye autocartera por 0,45 millones de euros

INDITEX

FILE N° 82-5185



Results

Interim Half Year 2004

22 September 2004

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

José María Castellano

Deputy Chairman & CEO

INDEX

Overview: Interim Half-year 2004

- Sales growth +22%
  - LFL sales growth +7.9%
  - 115 net store openings to 2,037 in 52 countries
- Gross Margin expansion to 52.0% of sales
- EBIT growth +28%
- Net income growth +29%
- EPS of 30 cents

Like-for-like Sales growth


7.9%
6.5%
1H04
1H03

- Solid LFL performance
- Low end-of-season clearance (low markdowns)
- Early introduction of Autumn-Winter collection well-received

Store openings according to plan

	Openings		Stores as of 31 Jul 04	Stores as of 31 Jul 03
	1H04	1H03		
ZARA	27	30	653	561
KIDDY'S CLASS	13	17	116	76
PULL&BEAR	9	26	355	322
MASSIMO DUTTI	13	17	307	267
BERSHKA	19	28	272	225
STRADIVARIUS	16	20	207	173
OYSHO	10	(1)	86	71
ZARA HOME	15	- -	41	- -
Total net openings	**115**	**137**	**2,037**	**1,665**

Geographic breakdown of store sales



1H04

REST OF WORLD 7.0%

AMERICAS 12.2%

SPAIN 44.6%

EUROPE EX-SPAIN 36.2%

1H03

REST OF WORLD 6.6%

AMERICAS 12.4%

SPAIN 46.1%

EUROPE EX-SPAIN 34.5%

(1) Store sales: Includes sales in OMS and franchises

Financial Summary

Borja de la Cierva

CFO

Highlights

million €	1H 2004	1H 2003	% 04/03
NET SALES	**2,406**	**1,979.3**	**22%**
LFL	8%	6.5%	
GROSS MARGIN	**1,252**	**989**	**27%**
% margin	*52.0%*	*50.0%*	
EBITDA	**430**	**336**	**28%**
EBITDA margin	*17.9%*	*17.0%*	
EBIT	**287**	**224**	**28%**
EBIT margin	*11.9%*	*11.3%*	
NET INCOME	**188**	**146**	**29%**
EPS (€ cents)	30	23	

Sales growth

Space contribution	+15.3%
LFL	+7.9%
Currency impact	(1.7%)
Top line growth	**22%**

Quarterly sales growth


24%
22%
20%
18%
23%
20%
22%
Q1 04
Q2 04
1H04

- Space contribution
- Calendar effect

Gross Margin

1H04	1H03
52.0%	50.0%
205 b.p.	(118 b.p.)

- Higher initial mark-up
- Substantial recovery of currency impact in gross margin
- Inventory management
- Lower weight of end-of-season clearance (lower volumes & markdowns)
- Higher proportion of International sales
- Early introduction of Autumn-Winter collection

Gross margin

(basis points)	**1H 04**	**1H 03**	**FY03**
Currency impact & Increase in Latam prices	90	(100)	(84)
Product management	115	(18)	(42)
TOTAL	**205**	**(118)**	**(140)**

Operating expenses


Operating expenses on sales
35.0%
32.5%
30.0%
34.2%
33.0%
1H04
1H03

- 2nd DC for Zara
- Cost of new and immature space

Financial expenses

(€ million)	Q1	Q2	1H 04
Financial expenses	(1.0)	(2.0)	(3.0)
FX losses	(7.6)	0.3	(7.3)
	(8.6)	(1.7)	(10.3)

- Financial expenses according to financial position
- Ordinary and Extraordinary Dividend 03 paid in Q2 04

Change in Minorities: Zara Italy, Zara Japan

Minorities	Q1	1H
Zara Italy	49%	20%
Zara Japan	50%	15%
Minorities Charge (Milion €)	(3.9)	(4.0)

Working capital

	1H04	1H03	FY03
Inventory (€ mill.)	537	513	486
Receivables	239	147	329
Payables	(947)	(830)	(1,011)
Accruals	8	10	9
Operating working capital	(163)	(161)	(187)

Generation of Cash


NET FINANCIAL POSITION
MILLION EURO
300
250
200
150
100
50
0
(50)
(100)
57.5
(45.1)
(86.0)
9.5
245.6
143.1
73.5
70.8
268.3
130.3
(8.6)
Q4 01
Q102
Q2 02
Q3 02
Q4 02
Q103
Q2 03
Q3 03
Q4 03
Q104
Q2 04
Dividend payment :
€76 mill.
Dividend payment :
€218 mill.

INDITEX

Inditex concepts

Marcos López

Capital Markets Director

Sales by concept

	Net sales		Var % 04/03
	1H04	1H03	
ZARA	1,664.3	1,406.7	17%
KIDDY'S CLASS	48.4	35.9	35%
PULL&BEAR	154.6	119.3	30%
MASSIMO DUTTI	212.2	160.5	32%
BERSHKA	211.3	168.5	25%
STRADIVARIUS	89.0	68.4	30%
OYSHO	29.9	20.0	50%
ZARA HOME	16.0		n.a.
Total Sales	2,405.8	1,979.3	22%

EBIT by concept

- EBIT Growth in line or above above sales growth in all concepts with the exception of Kiddy's Class

Kiddy's Class

- Sales growth 35%
- Strong expansion to more than 100 stores
- Stronger price competition
- Normalization of returns/Higher market share

Pull&Bear

- Introduce in-season flexibility
- Temporary slowdown in expansion plan
- Results in 1st Half 2004 according to plan
- Autumn-Winter collection well received

Stradivarius

- Temporary slowdown in expansion plan
- Sourcing management changed
- Initial results
- Results in 2nd Half 2004

Breakdown of store sales by concept


1H04
OYS
1.2%
STD
3.7%
ZH
0.7%
BSK
8.8%
MD
8.8%
PB
6.4%
KC
2%
ZARA
68.3%
1H03
OYS
1%
STD
3.5%
BSK
8.5%
MD
8.1%%
PB
6%
KC
1.8%
ZARA
71.1%

Outlook

José María Castellano

Deputy Chairman & CEO

FY2004: CAPEX

- **Expected CAPEX 650-700 MM €**
- **Store opening plan:**

	Range		% Int'l openings
ZARA	100	105	80%
KIDDY'S CLASS	25	30	10%
PULL & BEAR	30	35	25%
MASSIMO DUTTI	35	40	50%
BERSHKA	50	55	50%
STRADIVARIUS	30	35	10%
OYSHO	25	30	25%
ZARA HOME	30	35	5%
total net openings	**325**	**365**	

- **+20%/+25% space growth**

FY2004: Sales outlook

- 7 weeks 2nd Half 04 (8% of annual sales) sales performing according to management expectation
- 2nd Half performance can't be assessed until Christmas sales and after-Christmas clearance is through.
- Inditex expects Sales growth of 23%-25% for FY04.

FY2004: Gross margin outlook

- **Recovery in 1st Half Gross margin (205 b.p.) sustainable for FY04.**

	1H04	2H04
• Mark-ups	X	X
• Currency impact	X	X
• Acceptance of Collection	X	X
• International expansion	X	X
• Inventory Management		
– Weight of clearance	X	
– Mark-downs	X	

Outlook

- This would result in an extraordinary growth rate in 2004, as this year's performance is impacted in some degree by the weakness of 2H03.
- Inditex expects performance in accordance with long term growth targets in the coming year.

INDITEX

Q & A

22 September 2004